A **BRIGHTER WAY** TO INVEST IN GOLD®

Management Information Circular

For the Annual General Meeting of Shareholders
to be held on **June 21, 2024**

SANDSTORM
GOLD ROYALTIES

NYSE **SAND** TSX **SSL**

Management Information Circular
Notice of Annual General Meeting of Shareholders
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Sandstorm Gold Ltd. (the “Company”) will be held in the Gold Boardroom at the Company’s head office located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6, on Friday, June 21, 2024, at the hour of 10:00 a.m. (Vancouver Time).
Important details about the Meeting, as well as further information with respect to voting by proxy are set out in the accompanying Management Information Circular (the “Circular”) and proxy materials.

DATE
Friday	The Meeting will be held for the following purposes:
June 21, 2024

1.To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2023, together with the report of the auditors thereon;
2.To fix the number of Directors of the Company at eight;
3.To elect Directors of the Company for the ensuing year; and
4.To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

TIME
10:00am
(Vancouver Time)

LOCATION
Gold Boardroom
Suite 3200, 733 Seymour Street
Vancouver, BC V6B 0S6

Shareholders will also transact any other business properly brought before the Meeting or any adjournment thereof. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this notice. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended December 31, 2023, have already been mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR+ at www.sedarplus.ca, on the United States Securities and Exchange Commission website at www.sec.gov, or the Company’s website at www.sandstormgold.com. This notice is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”).
Sandstorm Gold Ltd.    2    2024

Management Information Circular
As described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on its website. This alternative means of delivery is more environmentally friendly as it will help reduce paper use and mitigate the Company’s printing and mailing costs. The Meeting Materials will be available on the Company’s website as of May 13, 2024, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the United States Securities and Exchange Commission website at www.sec.gov as of May 13, 2024. The Company will continue to mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Mark Klausen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 258, or from outside North America by calling 604-628-1164, or by email at info@sandstormgold.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.
The Board of Directors of the Company has, by resolution, fixed the close of business on May 2, 2024, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company's transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 10:00 a.m. (Vancouver Time) on June 19, 2024, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournment thereof is held. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
Please review the accompanying Circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249-7775 or by e-mail at service@computershare.com.

BY ORDER OF THE BOARD OF DIRECTORS

Date: May 2, 2024	/s/ Nolan Watson
Vancouver, British Columbia	Nolan Watson
Chief Executive Officer
Sandstorm Gold Ltd.    3    2024

Management Information Circular
Sandstorm Gold Ltd.    4    2024

Management Information Circular
Sandstorm Gold Ltd.    5    2024

Management Information Circular
Introduction
Information in this Circular is provided as at May 2, 2024, except as otherwise indicated
Sandstorm Gold Ltd. (the “Company”) is providing this Management Information Circular (the “Circular”) and a form of proxy in connection with management’s solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on Friday, June 21, 2024, and at any adjournments or postponements thereof, at the time and place and for the purposes set forth in the accompanying notice of annual general meeting (“Notice of Meeting”). This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.
Unless the context otherwise requires, when we refer in this Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.
All dollar amounts referenced herein are, unless otherwise stated, expressed in United States Dollars (being the same currency that the Company uses in its financial statements. The price of the Company’s common shares (the “Shares”) on the TSX is denoted in Canadian dollars and, in certain circumstances where appropriate in this Circular, such amounts have not been converted to United States Dollars.
Sandstorm Gold Ltd.    6    2024

Management Information Circular
Particulars of Matters to be Acted Upon
Election of Directors
The directors (“Directors”) of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The Board of Directors of the Company (the “Board”) currently consists of eight Directors and Shareholder approval will be sought at the Meeting to fix the number of Directors of the Company at eight.
At the Meeting, the eight persons named hereunder will be proposed for election as Directors of the Company (the “Nominees” and each, a “Nominee”). All of the Nominees currently serve on the Board and each has expressed his or her willingness to serve on the Board for another term.
The Board and management consider the election of each of the Nominees to be appropriate and in the best interests of the Company. Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying proxy will vote the Shares (as hereinafter defined in this Circular) represented by such form of proxy, properly executed, FOR the election of each of the Nominees whose names are set forth below. Management does not contemplate that any of the Nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each of the Nominees below was elected at the last annual general meeting of the Shareholders held on June 9, 2023 (the “2023 Shareholder Meeting”).
Majority Voting Policy

A Majority Voting Policy is in Place

The Board has adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a Director at a Shareholder meeting represent less than a majority (i.e. 50% + 1) of the votes cast with respect to his or her election, that Director will immediately tender his or her resignation (“Resignation”) to the Board after the Shareholder meeting. Within 90 days of the Shareholder meeting, the Board shall conclude its deliberations and will determine whether or not to accept the Resignation, however, as mandated in the TSX Company Manual, the Board shall accept the Resignation absent exceptional circumstances and the Director in question will not participate in any Board deliberations on the Resignation. The Board’s decision to accept or reject the Resignation offer will promptly be disclosed to the public by news release. If a Resignation is tendered and accepted pursuant to the Majority Voting Policy, subject to any applicable corporate law restrictions, the Board may leave the vacancy unfilled or
Sandstorm Gold Ltd.    7    2024

Management Information Circular
may appoint a new Director to fill the vacancy. The Company’s Majority Voting Policy does not apply in circumstances involving contested Director elections.
Kindly refer to the full text of the Majority Voting Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Advance Notice Policy

An Advance Notice Policy is in Place

On April 27, 2018, the Corporate Governance & Nominating Committee recommended, and the Board adopted and approved, an Advance Notice Policy, which was subsequently approved by the Shareholders at the 2018 Shareholder Meeting. The Directors of the Company are committed to: (i) facilitating an orderly and efficient process for holding annual general and, where the need arises, special meetings of its Shareholders; (ii) ensuring that all Shareholders receive adequate advance notice of the Director nominations and sufficient information with respect to all Director nominees; and (iii) allowing Shareholders to register an informed vote for Directors of the Company after having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors of the Company. The Advance Notice Policy fixes a deadline by which Director nominations must be submitted to the Company prior to any annual or special meeting of Shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual or special meeting of Shareholders. Shareholders who fail to comply with the Advance Notice Policy will not be entitled to make nominations for Directors at the Meeting. As of the date of this Circular, the Company has not received any notice of a Shareholder’s intention to nominate Directors at the Meeting pursuant to the provisions contained in the Advance Notice Policy.
Kindly refer to the full text of the Advance Notice Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Director Profiles
Each of the eight nominated Directors is profiled below, including his/her background and experience, areas of expertise, committee memberships, Share ownership and other public companies and board committees of which he/she is a member. Information concerning each such person is based upon information furnished by the individual Nominee.

Sandstorm Gold Ltd.    8    2024

Management Information Circular

		Non-Independent
		Nolan Watson

Age	44	Director Since:	Committee Membership:
Residence	British Columbia, Canada	September 12, 2008	N/A

Primary Areas of Expertise:
Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and was its Chairman from January 2013 to March 2016. From May 2010 to May 2014 (when Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) was acquired by the Company), Mr. Watson was President and Chief Executive Officer of Sandstorm Metals and its Chairman from January 2013 to May 2014. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Wheaton Precious Metals Corp. (formerly known as Silver Wheaton Corp., “Wheaton”). Mr. Watson is a Chartered Financial Analyst Charterholder, a Fellow of the Chartered Professional Accountants of British Columbia (Valedictorian), and he holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

Executive Management
Finance and Capital Markets
Accounting/Financial Controls
Mergers and Acquisitions
ESG and Climate Change

Principal Occupation:
President and Chief Executive Officer of the Company

Other Public Company Directorships:
(and committee memberships)
Horizon Copper Corp.
Chairman of the Board

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	99.25%	Company Shares:	1,359,065
Withheld	0.75%	Restricted Share Rights:	24,333
		Total “At-Risk” Market Value(2):	C$10,486,157

Sandstorm Gold Ltd.    9    2024

Management Information Circular

		Non-Independent
		David Awram

Age	51	Director Since:	Committee Membership:
Residence	British Columbia, Canada	March 23, 2007	N/A

Primary Areas of Expertise:
Mr. Awram was Executive Vice-President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice-President since January 2013. Mr. Awram was Executive Vice-President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice-President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Mining and Exploration
Mergers and Acquisitions

Principal Occupation:
Senior Executive Vice-President of the Company

Other Public Company Directorships:
(and committee memberships)
Pucara Gold Ltd.
Audit Committee (Chair) Governance and Nominating Committee
Sun Peak Metals Corp.
Chairman of the Board Audit Committee (Chair)

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.28%	Company Shares:	700,990
Withheld	5.72%	Restricted Share Rights:	338,000
		Total “At-Risk” Market Value(2):	C$7,875,544

Sandstorm Gold Ltd.    10    2024

Management Information Circular

		Independent	Chairman of the Board
		David E. De Witt

Age	71	Director Since:	Committee Membership:
Residence	British Columbia, Canada	April 22, 2008	• Audit Committee (Chair)
			• Corporate Governance & Nominating Committee
			• Compensation Committee

Primary Areas of Expertise:
Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway Capital Ltd., a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He has held directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia.

Law
Mining and Exploration
Mergers and Acquisitions

Principal Occupation:
Independent businessman; Chairman of Pathway Capital Ltd.

Other Public Company Directorships:
(and committee memberships)
Drummond Ventures Corp.

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.21%	Company Shares:	1,003,133
Withheld	5.79%	Restricted Share Rights:	33,499
		Total “At-Risk” Market Value(2):	C$7,857,671

Sandstorm Gold Ltd.    11    2024

Management Information Circular

		Independent
		Andrew T. Swarthout

Age	72	Director Since:	Committee Membership:
Residence	Colorado, USA	March 23, 2009	• Audit Committee
			• Corporate Governance & Nominating Committee

Primary Areas of Expertise:
Mr. Swarthout was the Executive Chairman of Bear Creek Mining Corporation, a mining company, from October 2017 to May 2020. He has been a director of Bear Creek Mining Corporation since 2003 and was its Chief Executive Officer from 2003 to September 2017. He was also its President until February 2011 and then again from August 2013 to September 2017. Mr. Swarthout has been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013, and he was a director of Esperanza Resources Corp. from May 2012 to August 2013 (when it was acquired by Alamos Gold Inc.). Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.

Mining and Exploration
Mergers and Acquisitions
Executive Management
Finance and Capital Markets

Principal Occupation:
Director of Bear Creek Mining Corporation

Other Public Company Directorships:
(and committee memberships)
Bear Creek Mining Corporation
Operations, Safety and Sustainability Committee
Pucara Gold Ltd
Audit Committee
Level 14 Ventures Ltd.

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	95.96%	Company Shares:	43,667
Withheld	4.04%	Restricted Share Rights:	28,499
		Total “At-Risk” Market Value(2):	C$547,018

Sandstorm Gold Ltd.    12    2024

Management Information Circular

		Independent
		John P.A. Budreski

Age	65	Director Since:	Committee Membership:
Residence	British Columbia, Canada	June 11, 2009	• Audit Committee
			• Corporate Governance & Nominating Committee
			• Compensation Committee (Chair)

Primary Areas of Expertise:
Mr. Budreski has been the Executive Chairman of Morien Resources Corp., a mining development company, since November 2018 and was its Chief Executive Officer and Chairman from November 2017 to November 2018 and its President and Chief Executive Officer from November 2012 to November 2017. He has been the Executive Chairman of EnWave Corporation, an advanced technology company, since June 2014. Mr. Budreski was a Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. During the periods from February 2012 to October 2012 and from December 2007 to February 2009, Mr. Budreski was an independent businessman. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie.

Mining and Exploration
Banking and Finance
Mergers and Acquisitions

Principal Occupation:
Executive Chairman of Morien Resources Corp. Executive Chairman of EnWave Corporation

Other Public Company Directorships:
(and committee memberships)
Morien Resources Corp.
EnWave Corporation
NuLegacy Gold Corporation
Audit Committee

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	87.74%	Company Shares:	44,334
Withheld	12.26%	Restricted Share Rights:	120,166
		Total “At-Risk” Market Value(2):	C$1,246,910

Sandstorm Gold Ltd.    13    2024

Management Information Circular

		Independent
		Mary L. Little

Age	70	Director Since:	Committee Membership:
Residence	Colorado, USA	June 25, 2014	• Corporate Governance & Nominating Committee (Chair)
			• Compensation Committee
			• Sustainability Committee

Primary Areas of Expertise:
Ms. Little has been an independent geological consultant since 2014. Formerly, she was the founding Chief Executive Officer, President and a director (from October 2003 to May 2014) of Mirasol Resources Ltd., a precious metals company focused on exploration in Latin America. Ms. Little became a director of Pure Energy Minerals Limited in March 2015 and a director of Tinka Resources Limited in April 2016. In May 2018, Ms. Little became a director of Capella Minerals Limited (formerly known as New Dimension Resources Ltd.). Her industry experience includes 15 years in Latin America with major mining companies Newmont Chile, Cyprus Amax and WMC Ltd., where she held management positions including Business Development Manager and Country Manager. Ms. Little has extensive experience in the exploration and evaluation of epithermal precious metals deposits, as well as porphyry and sediment-hosted mineral environments. Ms. Little has served as trustee for the Society of Economic Geologists Foundation from 2010 to 2014 and is currently appointed to the SEG Council. She holds a M.Sc. degree in Earth Sciences from the University of California and an MBA from the University of Colorado and is a Qualified Person under National Instrument 43-101.

Mining and Exploration
Mergers and Acquisitions
Executive Management

Principal Occupation:
Independent consultant

Other Public Company Directorships:
(and committee memberships)
Pure Energy Minerals Limited
Audit Committee (Chair) Compensation Committee Governance and Nominating Committee
Tinka Resources Limited
Audit Committee Compensation Committee
Capella Minerals Limited
Audit Committee Compensation Committee

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	92.2%	Company Shares:	341,128
Withheld	7.8%	Restricted Share Rights:	93,500
		Total “At-Risk” Market Value(2):	C$3,294,480

Sandstorm Gold Ltd.    14    2024

Management Information Circular

		Independent
		Vera Kobalia

Age	42	Director Since:	Committee Membership:
Residence	British Columbia, Canada	June 15, 2018	Sustainability Committee (Chair)

Primary Areas of Expertise:
Ms. Kobalia is the founder of Kobalia Consulting, a private consultancy advising public and private sector leaders around the world since 2013. Clients have included local and federal governments of Australia, Kazakhstan, Philippines, United Arab Emirates, Indonesia, and the United Kingdom. She is also co-founder of Olyn Inc., a blockchain based solution for asset registry. Ms. Kobalia is an AsiaGlobal Fellow at the University of Hong Kong. Formerly, she was an International Doing Business Advisor for the Australia Indonesia Partnership for Economic Governance in Jakarta, Indonesia from January 2016 to February 2018. From February to July 2015, she was the Deputy Chair of the Board for the Astana Expo 2017 National Company in Astana, Kazakhstan. From October 2012 to November 2013, Ms. Kobalia was Advisor to the President of Georgia on issues of economic and foreign policy in Tbilisi, Georgia. Prior to this appointment, she held the government position of Minister for the Ministry of Economy and Sustainable Development of Georgia in Tbilisi, Georgia for the period from June 2010 to October 2012. Ms. Kobalia is currently a visiting lecturer at the European Academy of Diplomacy (Warsaw, Poland); and a member of the Economic Development Advisory Committee for the City of New Westminster, British Columbia. Ms. Kobalia was recognized as one of Business in Vancouver’s “Top 40 Under 40” award winners in 2019 and is a frequent speaker at various international forums including the World Economic Forum, where she was a Board Member on the Global Council for Development Finance in 2018-2019. She is fluent in English, Russian and Georgian and frequently speaks on public policy issues, fighting corruption in public and private institutions, sustainable development as economic growth tool and women leadership at international conferences and forums, including the Council of Europe’s World Forum for Democracy, the World Economic Forum, the Warsaw Security Forum and the International Transport Forum. She holds a diploma in Information Technology Management from the British Columbia Institute of Technology.

Public Policy and Government
Political Risk Assessment

Principal Occupation:
Government Advisor

Other Public Company Directorships:
(and committee memberships)
Arras Minerals Corp
Audit Committee Corporate Governance and Nominating Committee

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	99.11%	Company Shares:	5,000
Withheld	0.89%	Restricted Share Rights:	63,500
		Total “At-Risk” Market Value(2):	C$519,230

Sandstorm Gold Ltd.    15    2024

Management Information Circular

		Non-Independent
		Elif Lévesque

Age	50	Director Since:	Committee Membership:
Residence	Québec, Canada	June 9, 2023	Sustainability Committee

Primary Areas of Expertise:
Elif Lévesque is a founder and former Chief Financial Officer of Nomad Royalty Company Ltd., a company formerly listed on the New York and TSX stock exchanges, from its inception in 2020 until its acquisition by the Company in August 2022. Between June 2014 and February 2020, she was Chief Financial Officer and Vice President Finance of Osisko Gold Royalties Ltd. Prior to this, Ms. Lévesque was Vice President and Controller of Osisko Mining Corporation and contributed to the finance function at Osisko since 2008. Ms. Lévesque has over 20 years of experience with Canadian and U.S. listed companies, including 18 years with leading intermediate gold producers (Cambior Inc. 2002-2006 and Iamgold Corporation 2006-2008). She is a Chartered Professional Accountant, holds a Bachelor's degree in Economics and an MBA from Clark University (Massachusetts, USA) and has an ICD.D designation. She is a fundraiser for the Centre des Femmes de Montréal. Ms. Lévesque was the winner in the category “Financial executive of a small or medium enterprise” in the 2018 Aces of Finance competition held by FEI Canada, Québec Section and was named as one of the “Top 100 global inspirational women in mining”, 2018 edition of Women in Mining in the UK.

Executive Management
ESG and Climate Change
Accounting/Financial Controls
Mergers and Acquisitions
Risk Management

Principal Occupation:
Corporate Director

Other Public Company Directorships:
(and committee memberships)
Cascades Inc.
Audit and Finance Committee Human Resources Committee
G Mining Ventures Corp.
Audit & Risk Committee (Chair) Environment, Social and Governance Committee Human Resources and Compensation Committee

2023 Annual Meeting Voting Results:		Number of Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)

For	94.16%	Company Shares:	125,361
Withheld	5.84%	Restricted Share Rights:	14,250
		Total “At-Risk” Market Value(2):	C$1,058,251

1.For details concerning Stock Options (as hereinafter defined in this Circular) held by each of the above persons and the year-end “at risk” value of their Stock Options, kindly refer to the specific disclosure contained within the “EXECUTIVE COMPENSATION” section of this Circular.
2.Based on the closing price of the Shares on the TSX on May 2, 2024, of C$7.58.
No proposed Director is to be elected under any arrangement or understanding between the proposed Director and any other person or company, except the Directors and Executive Officers of the Company acting solely in such capacity.
Sandstorm Gold Ltd.    16    2024

Management Information Circular
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, no proposed Director:
a)is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a Director, chief executive officer or chief financial officer of any company (including the Company) that:
i.was the subject, while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
ii.was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed Director ceased to be a Director, chief executive officer or chief financial officer but which resulted from an event that occurred while the proposed Director was acting in the capacity as Director, chief executive officer or chief financial officer of such company; or
b)is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
c)has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or
d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
e)has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director;
other than John P.A. Budreski. Mr. Budreski became a director of Colossus Minerals Inc. (“Colossus”) in late March of 2014 pursuant to the terms of, and upon the completion of, a Court supervised restructuring. Prior to Mr. Budreski joining the Board of Colossus, Colossus had failed to file its requisite disclosure materials with the applicable regulatory bodies, and, on April 29, 2014, the Ontario Securities Commission issued a cease trade order against Colossus. As of the date hereof, the cease trade order remains in effect.
Sandstorm Gold Ltd.    17    2024

Management Information Circular
Interlocking Directorships/Committee Appointments
Some of the Directors serve together on other public company Boards and committees, as follows:

Director	Other Public Company Boards	Other Public Company Board Committees

David Awram	Pucara Gold Ltd.	Chair of the Audit Committee
Andrew T. Swarthout	Pucara Gold Ltd.	Member of the Audit Committee
Meeting Attendance
The table below presents the Director attendance at Board and committee meetings held during 2023. Director attendance at the annual Shareholders’ meeting held each year is not mandatory, however, historically, a majority of the Directors have attended the Company’s annual Shareholder meetings. Non-committee member Directors also regularly attend Audit Committee meetings as guests.
Attendance Chart

Director	Board Meetings[2]		Audit Committee Meetings[1]		Corporate Governance & Nominating Committee Meetings		Compensation Committee Meetings

	#	%	#	%	#	%	#	%
Nolan Watson	6/6	100%	-	-	-	-	-	-
David Awram	6/6	100%	-	-	-	-	-	-
David E. De Witt	6/6	100%	4/4	100%	2/2	100%	1/1	100%
John P.A. Budreski	6/6	100%	4/4	100%	2/2	100%	1/1	100%
Andrew T. Swarthout[3]	5/6	83%	4/4	100%	2/2	100%	-	-
Mary L. Little	6/6	100%	-	-	2/2	100%	1/1	100%
Vera Kobalia[3]	5/6	83%	-	-	-	-	-	-
Elif Lévesque[4]	4/4	100%	-	-	-	-	-	-
1.The members of the Company’s Audit Committee (the “Audit Committee”) meet in camera with the Company’s auditors at each Audit Committee meeting.
2.Although the Board only met on a formal basis six times in 2023, other matters to be considered by the Board were circulated to, discussed by and approved by the Board by consent resolution throughout 2023.
3.During 2023, Mr. Swarthout was absent from one Board meeting due to his conflict of interest pertaining to the topics for consideration by the Board that day. During 2023, Ms. Kobalia was absent from one Board meeting due to being out of the country with limited access to a reliable means of communication to participate in the meeting.
4.Ms. Lévesque was elected as a Director on June 9, 2023, and attended all of the four remaining Board meetings in 2023 following that date.
Sandstorm Gold Ltd.    18    2024

Management Information Circular
Appointment of Auditors
PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), are the auditors of the Company and were first appointed as auditors of the Company on June 17, 2016.
Accordingly, unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the appointment of PwC as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.
Other Matters
Management of the Company does not intend to introduce any other business at the Meeting and is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.
Sandstorm Gold Ltd.    19    2024

Management Information Circular
General Proxy Information
Appointment of Proxyholder
The purpose of a proxy is to designate persons who will vote the proxy on behalf of a shareholder of the Company (a “Shareholder”) in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).
A Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Shareholder.
Voting by Proxy
Only registered shareholders (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shares (as hereinafter defined) represented by a properly executed proxy will be voted for or against or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.
If a Shareholder does not specify a choice and the Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.
The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.
Completion and Return of Proxy
Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, P.O. Box 4572, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.
Sandstorm Gold Ltd.    20    2024

Management Information Circular
Non-Registered Holders
Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Registered Shareholders are holders whose names appear on the Share register of the Company and are not held in the name of a brokerage firm, bank or trust company through which they purchased Shares. Whether or not you are able to attend the Meeting, Shareholders are requested to vote their proxy in accordance with the instructions on the proxy. Most Shareholders are “non-registered” Shareholders (“Non-Registered Shareholders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant.
There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners).
Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101— Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Company has decided to take advantage of those provisions of NI 54-101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”). These voting instruction forms are to be completed and returned to Computershare in the envelope provided or by facsimile. Computershare will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, via the internet or by phone.
With respect to OBOs, in accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Sandstorm Gold Ltd.    21    2024

Management Information Circular
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:
a)be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow; or
b)be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of their Shares they beneficially own. In addition, under New York Stock Exchange (“NYSE”) rules, an Intermediary subject to the NYSE rules and who has not received specific voting instructions from the Non-Registered Shareholder may not vote the Shares in its discretion on behalf of such beneficial owner on “non-routine” proposals. “Routine” proposals typically include the ratification of the appointment of the Company’s independent registered chartered accountant. The approval of the number of Directors and the election of Directors, on the other hand, are each “non-routine” proposals. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting Shares. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
If a Non-Registered Shareholder does not specify a choice and the Non-Registered Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.
Sandstorm Gold Ltd.    22    2024

Management Information Circular
These securityholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders of the Company’s securities. If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
Revocability of Proxy
Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Registered Shareholder, their attorney authorized in writing or, if the Registered Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their Intermediary to revoke the proxy on their behalf. Intermediaries may have different rules and procedures relating to proxy instructions and Non-Registered Shareholders should contact their Intermediary for additional information.
Notice and Access
In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their Shareholders of the availability of all proxy-related materials on an easily accessible website, rather than mailing physical copies of the materials.
The Company has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials on its website at www.sandstormgold.com. The Meeting Materials will be available on the Company’s website as of May 13, 2024, and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at www.sedarplus.ca (Canada) or at www.sec.gov (United States) as of May 13, 2024.
Sandstorm Gold Ltd.    23    2024

Management Information Circular
Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Mark Klausen at the Company by calling toll-free in North America at 1-866-584-0234, Extension # 258, or from outside North America by calling 604-628-1164, or by e-mail at info@sandstormgold.com. Meeting Materials will be sent to such Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting. Those Shareholders with existing instructions on their account to receive a paper copy of the Meeting Materials will receive a paper copy of the Meeting Materials.
Voting Securities and Principal Holders Thereof
The Company is authorized to issue an unlimited number of Shares, of which 297,829,746 Shares are issued and outstanding as of May 2, 2024. Persons who are Registered Shareholders at the close of business on May 2, 2024, will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Share held. The Company has only one class of shares.
To the knowledge of the Directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company, except the following:

Name	No. of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares

Van Eck Associates Corporation[1]	30,260,832[2]	10.16%
Orion Entities[3]	47,971,170[4]	16.11%
1.Van Eck Associates Corporation ("VEAC") is an investment manager as defined in National Instrument 62-103, The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.
2.VEAC reported control over these Shares of the Company as of March 31, 2024, which Shares are held in the exchange traded fund business unit over which VEAC has investment authority. VEAC is deemed to have control over, but not ownership of these Shares.
3.“Orion Entities” means Orion Mine Finance Fund II LP (as to 39,653,819 Shares) and Orion Mine Finance Fund III LP (as to 8,317,351 Shares).
4.Based on the number of Shares beneficially owned, controlled or directed, directly or indirectly, collectively by the Orion Entities as disclosed in the public filings made by the Orion Entities on the System for Electronic Disclosure by Insiders (SEDI) as of May 2, 2024.
Sandstorm Gold Ltd.    24    2024

Management Information Circular
Executive Compensation
Named Executive Officers
For the purposes of the Executive Compensation section of this Circular, the following five individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title

Nolan Watson	President and Chief Executive Officer (“CEO”)
David Awram	Senior Executive Vice-President
Erfan Kazemi	Chief Financial Officer (“CFO”)
Tom Bruington	Executive Vice-President, Project Evaluation
Ian Grundy	Executive Vice-President, Corporate Development
Compensation Discussion and Analysis
Compensation Program Overview
OBJECTIVES OF COMPENSATION PROGRAM
The Company’s long-term corporate strategy is central to all of the Company’s business decisions, including around executive compensation. The Company’s compensation programs are designed to attract, motivate and retain high-caliber executives and align their interests with sustainable profitability and growth of the Company over the long-term in a manner which is fair and reasonable to the Shareholders.
COMPENSATION PHILOSOPHY
The following key principles guide the Company’s overall compensation philosophy:
a)compensation is determined on an individual basis by the need to attract and retain talented high-achievers;
b)calculating total compensation is set with reference to the market for similar jobs in similar locations;
c)an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;
d)internal equity is maintained such that individuals in similar jobs are treated fairly; and
Sandstorm Gold Ltd.    25    2024

Management Information Circular
e)the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.
COMPENSATION GOALS
1)Attract, Hold and Inspire Key Talent — the compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:
i.a competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with similar opportunities; and
ii.providing an opportunity to participate in the Company’s growth through Stock Options and Restricted Share Rights (as hereinafter defined in this Circular).
2)Alignment of Interest of Management with Interest of the Company’s Shareholders — the compensation package meets the goal of aligning the interests of management with the interest of the Company’s Shareholders through the following elements:
i.the award of Stock Options and Restricted Share Rights, each of which aligns both the upside potential and the downside risk of returns. If the price of the Company’s Shares increases over time, both executives and Shareholders will benefit;
ii.staged vesting of both Stock Options and Restricted Share Rights (over a period of three years), each of which drives management to create long-term Shareholder value, rather than focusing on short-term increases. The vesting element also encourages executives to remain with the Company; and
iii.an executive Share ownership policy which requires that management (and the independent members of the Board) own a minimum number of Shares (please refer to the “CORPORATE GOVERNANCE - Stock Ownership Guidelines Policy” portion of this Circular for full details).
COMPENSATION RISK ASSESSMENT AND GOVERNANCE
The Company’s Compensation Committee was formed in May 2015 and is responsible for reviewing the overall executive compensation program on an annual basis and considering the implications of the risks associated with the Company’s executive compensation policies, philosophy and practices. The Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the Named Executive Officers is “at risk” and only realized through the performance of the Company over both the short-term and long-term. Short-term incentive structures (i.e. annual performance-based cash incentives) are designed to include multiple elements so as to mitigate the risk of maximizing one component at the expense of another. Long-term components, such as the award of Restricted Share Rights or the grant of Stock Options, are all subject to three year vesting periods, thus reducing incentives on the part of executives to engage in any imprudent short-term risks. The realization of value from the long-term incentive component of the executive compensation program is entirely dependent upon long-term appreciation in Shareholder value. In addition to these structural components, the Compensation Committee also has regard to the fact that two of the Named Executive Officers are original founders of the Company and continue to retain significant personal shareholdings in the Company and therefore have a direct personal interest in the maximization of Shareholder value over
Sandstorm Gold Ltd.    26    2024

Management Information Circular
the long-term. Additionally, the Company has adopted a number of policies and guidelines which further discourage inappropriate or excessive risk-taking and promote a culture of ownership among the Company’s senior executives, as outlined in the table below:

POLICY/GUIDELINE	APPLIES TO	HOW

Clawback Policy	The CEO, President, CFO, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy making function for the Company.
Applies in the event of an accounting restatement of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The Clawback Policy applies to any incentive-based compensation (including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”) paid to an Executive Officer (as defined in the Clawback Policy) during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results.

Anti-Hedging Policy	All Directors, officers and employees of the Company or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company.
The Company does not permit its executive officers, employees or Directors to hedge any of the equity compensation granted to them – i.e. the Anti-Hedging Policy prohibits directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk.

Sandstorm Gold Ltd.    27    2024

Management Information Circular

Stock Ownership Guidelines Policy	The CEO, CFO, Senior Executive Vice-President, Senior Vice-President of Corporate Development and the Executive Vice-President, Project Evaluation as well as each of the non-employee Directors.
Required to hold Shares/Restricted Share Rights (unexercised Stock Options, whether vested or not, do not apply) which are worth a specified multiple of their annual base salary (in the case of the NEO’s) or the cash annual retainer (in the case of the non-employee Directors). Ian Grundy was promoted to the position of Executive Vice-President, Corporate Development on January 1, 2023, and became subject to the Stock Ownership Guidelines Policy on that date.

The applicable guideline level of Share ownership is expected to be satisfied by each of the Guidelines Participants (as hereinafter defined) (including the non-employee Directors) within five years after first becoming subject to the Ownership Guidelines. Vera Kobalia was elected to the Board at the 2018 Shareholder Meeting and thus was expected to satisfy her applicable guideline level of Share ownership by June 15, 2023 (which deadline has been extended to June 15, 2025). Elif Lévesque was elected to the Board at the 2023 Shareholder Meeting (June 9, 2023) and became subject to the Stock Ownership Guidelines Policy on that date.

Aligns the financial interests of the Company’s NEOs and non-employee Directors with those of the Shareholders. See page 92 for details on the Stock Ownership Guidelines Policy.
Double Trigger vesting of equity upon change of control	All executives and employees of the Company who have been awarded equity-based compensation (i.e. Stock Options/Restricted Share Rights)	Stock Option/Restricted Share Rights awards are subject to double trigger vesting (i.e. change of control and subsequent termination without cause or with good reason).
Please refer to “Clawback Policy”, “Anti-Hedging Policy” and “Stock Ownership Guidelines Policy”, under “CORPORATE GOVERNANCE” in this Circular for additional details concerning these important policies.
There are no risks that have been identified in the Company’s compensation policies or practices that would reasonably be likely to have a material adverse effect on the Company.
Sandstorm Gold Ltd.    28    2024

Management Information Circular
Role of the Compensation Committee
The Compensation Committee was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the Company’s compensation plans, policies and programs. The Compensation Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers and other members of senior management (collectively referred to under this heading only as, “Executive Management”) in a manner that will enhance the sustainable profitability and growth of the Company.
The members of the Compensation Committee are John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules. The Compensation Committee requires members who possess the ability to exercise independent judgment and reasoning, are able to apply analytical and logical thinking, have knowledge of the competitive marketplace for executives and have experience with the objectives and purposes of compensation programs. All of these skills have been obtained through the combined business experiences of the members of the Compensation Committee, including experience with financial matters, human resources and management of public companies. The skills and experience of the individual members of the Compensation Committee enable the Compensation Committee to make the necessary decisions on the suitability of the Company’s compensation policies and practices.
In accordance with the Terms of Reference for the Compensation Committee, the Compensation Committee shall:
—meet at least once per year;
—review and recommend the compensation philosophy and guidelines for the Company, including considering the implications of the potential risks associated with the Company’s compensation policies and programs;
—lead the annual CEO review/evaluation process and recommend CEO compensation to the Board for approval and report the results of the process to the Board;
—in consultation with the CEO, review the CEO’s assessment of non-CEO Executive Management and fix the compensation of each member of non-CEO Executive Management for recommendation to the Board for approval;
—in consultation with the CEO, review and make recommendations to the Board for its approval: (i) all matters concerning incentive awards, compensation performance targets, perquisites and other remuneration matters with respect to Executive Management; (ii) benefit plans applicable to Executive Management; and (iii) any stock option plan, restricted share plan, performance share plan, or other similar equity-based plan and the granting/awarding of any amounts under such plans;
—review and recommend for approval any agreements providing for the payment of benefits following a change of control or severance of Executive Management following a termination of employment; and
—annually review the Directors’ compensation program and make any recommendations to the Board for approval.
Sandstorm Gold Ltd.    29    2024

Management Information Circular
The Compensation Committee has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.
A copy of the Terms of Reference for the Compensation Committee may be accessed on the Company’s website at www.sandstormgold.com.
During 2023, the Compensation Committee reviewed the Company’s past and current compensation levels for executives in the context of practices in the current market and with reference to an array of companies with similar attributes, which companies were selected by the Compensation Committee as set out below under “Benchmarking” (the “2023 Combined Comparator Group”). The Compensation Committee made recommendations to the Board after reviewing these matters, discussing various factors with management, comparing compensation to the 2023 Combined Comparator Group, and receiving recommendations from the CEO with respect to 2024 annual base salaries and 2023 annual performance-based cash incentives and long-term incentive awards for the Company’s non-CEO executive officers. In making its recommendations to the Board, the Compensation Committee was satisfied that all recommendations complied with the Compensation Committee’s philosophy and guidelines.
Role of the CEO in 2023 with the Compensation Committee
The CEO completed an annual review and assessment of each executive’s performance. Based on his evaluation, the CEO made a recommendation to the Compensation Committee on base salaries, cash bonuses and long-term incentive plan awards for each executive, which was taken into consideration by the Compensation Committee in completing its review and ultimate recommendations to the Board. While the CEO may make recommendations with respect to his own compensation, the ultimate recommendation for Board approval with respect to CEO compensation is made by the Compensation Committee in its sole discretion.
Benchmarking
The Compensation Committee members believe that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly traded mining and royalty companies of similar size, as determined by market capitalization and complexity, to the Company and that are based in North America. The following table summarizes the 2023 Combined Comparator Group used for the purpose of determining 2024 annual base salaries and 2023 annual bonuses and equity-based compensation:
Sandstorm Gold Ltd.    30    2024

Management Information Circular
2023 Combined Comparator Group

Mining Companies		Royalty Companies
Coeur Mining, Inc.	Eldorado Gold Corporation	Altius Minerals Corporation
Equinox Gold Corp.	First Majestic Silver Corp.	Osisko Gold Royalties Ltd.
Fortuna Silver Mines Inc.	Hecla Mining Company	Royal Gold, Inc.
IAMGOLD Corporation	K92 Mining Inc.	Triple Flag Precious Metals Corp.
Lundin Gold Inc.	MAG Silver Corp.
New Gold Inc.	NovaGold Resources, Inc.
OceanaGold Corporation	Orla Mining Ltd.
Seabridge Gold Inc.	Wesdome Gold Mines Ltd.
Executive Compensation Elements
It is the compensation philosophy of the Company to provide a market-based total compensation package consisting of a blend of base salaries, cash bonuses and long-term equity incentives in the form of stock options (“Stock Options”) and/or restricted share rights (“Restricted Share Rights” or “RSRs”).
For the financial year ended December 31, 2023, the Company’s executive compensation program consisted of the following elements:

°	base salary;
°	annual performance-based cash incentives;
°	equity compensation consisting of Restricted Share Rights and/or;
°	equity compensation consisting of Stock Options; and
°	medical and other benefits.
The Company believes that the bonus, Stock Option and/or Restricted Share Rights components of compensation serve to further align the interests of management with the interests of the Shareholders.
The specific rationale and design of each of these elements are outlined in detail below:

ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Base Salary
Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits. The Compensation Committee will review the salaries of Named Executive Officers at least annually as part of their overall competitive market assessment. The Compensation Committee intends to recommend annual salary adjustments by December of each year for the 12-month period from January 1 to December 31 of the following year.

Sandstorm Gold Ltd.    31    2024

Management Information Circular

ELEMENT OF COMPENSATION	SUMMARY AND PURPOSE OF ELEMENT

Annual Performance- Based Cash Incentives
Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executives for maximizing annual operating performance, including in relation to the Company’s acquisition and growth initiatives. In recommending annual performance-based awards, the Compensation Committee considers that such bonus awards are intended to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing. The Compensation Committee considers and reviews annual performance-based cash awards as part of its overall annual assessment of the Company and individual performance. The Compensation Committee intends to recommend awards by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Restricted Share Rights
The award of Restricted Share Rights under the Company’s Restricted Share plan (the “Restricted Share Plan”) is a variable and discretionary component of compensation intended to reward the Company’s executive officers for accretively growing the Company and increasing the value of the Shares. Awards of Restricted Share Rights seek to align the interests of management with the interests of the Company’s Shareholders through the possible increase in the price of the Shares over time. Restricted Share Rights always have a minimum vesting period of three years and are settled in Shares on vesting.
The Compensation Committee considers, and reviews awards of Restricted Share Rights as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the award of Restricted Share Rights by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Stock Options
The granting of Stock Options under the Company’s Stock Option plan (the “Stock Option Plan”) is a variable and discretionary component of compensation intended to incentivize the Company’s executive officers to accretively grow the Company and increase the value of the Shares. Stock Option grants always have a term of five years with a minimum vesting period of three years attached.
The Compensation Committee considers and reviews the grant of Stock Options as part of its overall assessment of the Company and individual performance. If deemed appropriate in the circumstances, the Compensation Committee may recommend the grant of Stock Options by December of each year for the 12-month period from January 1 to December 31 of the current completed year.

Other Compensation (Perquisites)	The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.
Sandstorm Gold Ltd.    32    2024

Management Information Circular
Total compensation, which is comprised of base salaries, bonuses, Stock Options and/or Restricted Share Rights awards, is generally set at the average compared to industry peers, typically with base salaries targeted at lower than average and variable elements (i.e. bonuses and Stock Options/Restricted Share Rights) targeted at higher than average.
The Company does not currently plan on making any significant changes to its compensation policies and practices in the next financial year.
The breakdown of each element of compensation of the CEO as a percentage of total compensation is reflected in the following pie chart for 2023:

Base Salary 23.3% Stock Options 76.7%
Base Salary
In determining the base salary of a Named Executive Officer, the Compensation Committee considers the recommendations made annually by the CEO and reviews the remuneration paid to executives with similar titles (including the CEO) at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Compensation Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his/her past performance at the Company, the performance of the Company over the past year and an overall assessment of market, industry and economic conditions. As previously mentioned, base salaries are reviewed at least annually, typically by December of each year for the 12-month period from January 1 to December 31 of the following year.
Based on the average of comparable positions in the 2023 Combined Comparator Group utilized by the Company in December 2023 to establish the 2024 base salaries of its executives, the 2024 base salary
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established for: (i) the CEO (Mr. Watson) was set within the “below 25th percentile average” range; (ii) the Senior Executive Vice-President (Mr. Awram) was set within the slightly below “median rounded” range (compared only to the mining company peer group portion of the 2023 Combined Comparator Group, based on COO data); and (iii) the CFO (Mr. Kazemi) was set within the slightly below “75th percentile” range. The 2024 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set at the well above “75th percentile average” range of comparative data from the 2023 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his 2024 base salary was set at the above “75th percentile average” range of comparative data from the 2023 Combined Comparator Group.
It is important to note that the comparator group utilized with respect to the 2023 base salaries reported herein is disclosed in the Management Information Circular dated April 24, 2023, prepared for the Annual General Shareholder Meeting held on June 9, 2023.
2023/2024 Base Salaries

Named Executive Officer	2023 Base ($)[1]	2024 Base ($)[1]	% Change

Nolan Watson	408,294	408,294	0%
Erfan Kazemi	340,245	340,245	0%
David Awram	340,245	340,245	0%
Tom Bruington	499,026	517,929	3.8%
Ian Grundy	325,123	340,245	4.7%
1.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the Bank of Canada (“BofC”) of C$1.00 = US$0.7561.

Annual Performance-Based Cash Incentives
As discussed above, in determining the annual cash bonus of a Named Executive Officer, the Compensation Committee considers the recommendations made by the CEO in assessing the Company and each Named Executive Officer’s personal performance over the past year, other than with respect to the CEO’s own compensation, which is determined by the Compensation Committee and ultimately approved by the Board. The Compensation Committee assesses the following Company performance indicators:
—The value and accretiveness of completed transactions is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions, including such metrics as cash-flow per Share, reserves per Share and resources per Share. This performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature.
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—Relative Share performance is evaluated based on the Share price for the period January 1 to December 31, as compared to the share price of the companies comprising the applicable comparator group. The Compensation Committee believes this performance indicator aligns the interests of management to the interests of shareholders.
—Debt and equity financing(s) successfully completed during the financial year. The Compensation Committee believes this performance indicator may be an important element in the Company’s ability to successfully attract and close streaming transactions.
—Fiscal responsibility with respect to level of control and management of the Company’s general and administrative expenses for the relevant period.
The Compensation Committee also reviews the individual personal performance of each of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors. Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.
In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as gold. When applying the financial performance criteria, the Compensation Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. The general guideline weightings of each component of compensation considered by the Compensation Committee for 2020/2021/2022 and for 2023 are set out in the chart below:

40%	Value and Accretiveness of Completed Transactions
30%	Relative Share Price Performance
20%	Debt & Equity Financings Completed
10%	General and Administrative Cost Control and ESG (as hereinafter defined) and Other Matters

For 2023, the Compensation Committee observed that, although there were worldwide economic and other challenges, the Company:
—absorbed $200 million in new Shares being sold on the open market due to the 2022 acquisition by the Company of Nomad Royalty Company Ltd. (“Nomad”) (the “Nomad Acquisition”) and an asset package from BaseCore Metals LP (“BaseCore”) (the “BaseCore Transaction”) – record amounts of marketing were performed by the Company to enable the absorption of these Shares;
—termed out the Company’s credit facility for another four years on the same competitive pricing and terms, despite challenging debt markets;
—monetized $27 million in non-core assets; and
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—worked with the owners of the Hod Maden project in Turkey to further advance its development.
(collectively referred to in this Circular as the “2023 Corporate Achievements”).
The 2023 Corporate Achievements were accomplished as a direct result of the collective efforts and performance of the Company’s Named Executive Officers and their respective support teams.
The Company’s 2023 challenges included:
—a once in a generation rapid increase in interest rates, materially increasing the Company’s cost of capital;
—increasing interest rates worldwide made bonds an attractive alternative to stocks (especially stocks where the underlying company is indebted) creating downward pressure on stock prices including the Company’s; and
—the Company’s levels of debt and interest cost weighed on our Share price performance relative to peers, all at a time when there were net Share sales taking place from the Company’s Nomad and BaseCore acquisitions from 2022.
As a result, management felt that it was important that management compensation reflect the experience of Shareholders and accordingly, in December 2023, management recommended that the Company materially decrease the Company wide average compensation through a material reduction of senior management compensation year over year and management recommended a drop in overall company-wide compensation by 20%.
As previously mentioned, typically annual cash bonus awards are made by December of each year for the 12-month period from January 1 to December 31 of the current completed year. In early December 2023, the Compensation Committee recommended, and the full Board approved, the award of bonuses to only two of the Company’s five NEOs.
The table below outlines NEO bonuses for 2023 expressed as a percentage of each NEO’s 2023 base salary:
2023 Bonuses

Named Executive Officer	2023 Base ($)[1]	2023 Bonus ($)[1]	% of 2023 Base Salary

Nolan Watson	408,294	NIL	N/A
Erfan Kazemi	340,245	75,610	22%
David Awram	340,245	NIL	N/A
Tom Bruington	499,026	NIL	N/A
Ian Grundy	325,123	75,610	23%
1.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last banking day in 2023), as quoted by the BofC of C$1.00 = US$0.7561
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The Company’s compensation philosophy has been to target variable compensation bonuses at higher than average compared to the applicable comparator group. However, for fiscal 2023, cash-based incentives awarded by the Company to two Named Executive Officers (i.e. Mr. Kazemi and Mr. Grundy) who received a cash bonus for 2023 based on similar positions at the 2023 Combined Comparator Group were both set well “below the 25th percentile average” range of comparative data. As noted above, each of Messrs. Watson, Awram and Bruington did not receive a cash bonus for 2023.
The Compensation Committee may exercise discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any proposed award or payout.
It was noted by the Compensation Committee that the total compensation package for Mr. Watson was set at “below the 25th percentile average” range compared to the 2023 Combined Comparator Group and was comprised of: (i) a “below the 25th percentile average” range base salary for 2023; (ii) zero cash bonus for 2023; and (ii) stock-based compensation for 2023 which is in the less than “median rounded” range. The Compensation Committee noted that the total compensation package for Mr. Awram was set at “above the average rounded” range compared only to the mining company peer group portion of the 2023 Combined Comparator Group and was comprised of: (i) a slightly below “median rounded” base salary for 2023 (based upon COO data); (ii) zero cash bonus for 2023; and (iii) stock-based compensation for 2023 which is in the well above the “75th percentile” range (also based upon COO data). They further noted that the total compensation package for Mr. Kazemi was set at “above the 25th percentile average range” compared to the 2023 Combined Comparator Group and was comprised of: (i) a slightly below the “75th percentile” base salary for 2023; (ii) a well below the “25th percentile average” bonus for 2023, and (iii) stock-based compensation for 2023 which is in the “above 75th percentile” range.
In the case of the Executive Vice-President, Project Evaluation (Mr. Bruington), his total compensation package was originally established in accordance with the contractual terms set forth in his employment agreement with the Company and was increased over time based upon his performance and extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company.
In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his total compensation package was set well above the “75th percentile average range” compared to comparative data from the 2023 Combined Comparator Group.
Restricted Share Rights
Restricted Share Rights may be awarded under the Restricted Share Plan. The Restricted Share Plan provides that Restricted Share Rights may be granted to participants (as defined in the Restricted Share Plan) as a discretionary payment in consideration of past services to the Company. The purpose of the Restricted Share Plan is to advance the interests of the Company through the motivation, attraction and retention of such persons and to secure for the Company and the Shareholders the benefits inherent in the ownership of Shares by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging such persons due to the opportunity offered to them to acquire a proprietary interest in the Company. The Restricted Share Plan has been and may be used in the future to
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provide Restricted Share Rights which are awarded based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. The quantum of individual Restricted Share Rights awards to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Restricted Share Rights to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Restricted Share Rights as of the date of award.
In December 2023, the Compensation Committee recommended, and the full Board approved, the award of Restricted Share Rights to four of the five Named Executive Officers as a discretionary payment in consideration of services to the Company. Restricted Share Rights were not awarded to Mr. Watson, as the value of the equity compensation awarded by the Company to him for 2023 was satisfied solely by the grant to him of Stock Options, the details of which are set forth below under “2023 Stock Option Awards”.
An aggregate of 150,000 Restricted Share Rights (representing approximately 0.05% of the issued and outstanding Shares at December 31, 2023) were awarded to four of the five Named Executive Officers, as follows:
2023 RSR Awards

Named Executive Officer	Number of RSRs Awarded[1]	Value ($)[2]

Nolan Watson	NIL	N/A
Erfan Kazemi	10,000	$49,373
David Awram	8,000	$39,499
Tom Bruington	82,000	$404,861
Ian Grundy	50,000	$246,867
1.All of the above awards were effective December 15, 2023, at a deemed value of C$6.53 per RSR based upon the closing price of the Shares on the TSX on the award date.
2.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.

These Restricted Share Rights all vest over a three-year period, the first one-third of which vests on the first anniversary of the date of the award. None of these awards were based, wholly or in part, upon the attainment of any specific “financial reporting measure” which would make such awards subject to recovery pursuant to the terms of the Company’s Clawback Policy. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information.
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Please refer to “Restricted Share Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Restricted Share Plan.
Stock Options
Stock Options may be granted pursuant to the Stock Option Plan. The Stock Option Plan is designed to advance the interests of the Company by encouraging eligible participants to have equity participation in the Company through the acquisition of Shares. The Stock Option Plan has been and may be used in the future to provide Stock Options which are granted based on the recommendations of the Compensation Committee of the Company, taking into account the level of responsibility of the executive as well as his or her past impact on or contribution to, and/or his or her ability in the future to have an impact on or to contribute to the longer-term operating performance of the Company. In determining the number of Stock Options to be granted to the Company’s executive officers, the Compensation Committee takes into account the number of Stock Options, if any, previously granted to each executive officer, and the exercise price of any outstanding Stock Options to ensure that such grants are in accordance with the policies of the TSX and to closely align the interests of the executive officers with the interests of the Shareholders. The quantum of individual Stock Option grants to each Named Executive Officer is based on a targeted value for the long-term incentive component of the overall compensation for each Named Executive Officer, which is then used to determine an actual number of Stock Options to be recommended (if deemed appropriate in the circumstances) to the Compensation Committee for approval and then recommended to the full Board, based on the fair market value of the Stock Options as of the date of grant.
In December 2023, the Compensation Committee recommended, and the Board approved, the award of Stock Options to each of the five Named Executive Officers.
An aggregate of 3,173,000 Stock Options (representing approximately 1.1% of the issued and outstanding Shares at December 31, 2023) were awarded to the five Named Executive Officers, as follows:
2023 Stock Option Awards

Named Executive Officer	Number of Stock Options Awarded	Value ($)[1]

Nolan Watson	1,035,000	$1,346,009
Erfan Kazemi	500,000	$650,246
David Awram	718,000	$933,753
Tom Bruington	320,000	$416,157
Ian Grundy	600,000	$780,295
1.All awards were effective December 15, 2023, at an exercise price of C$6.53, being the closing price of the Shares on the TSX on the award date. The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.72) and relied on the following key assumptions and estimates for the 2023 calculations: grant date Share price and exercise price of C$6.53; expected stock price volatility 31.0%; risk free interest rate 3.40%; assumption of annual rate of dividends of 1.23%; and expected life of options of four years. Canadian dollar values have been converted to United States Dollars (C$1.72 = ~$1.30) for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.
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These Stock Options all vest annually over a three-year period, the first one-third of which vests on the first anniversary of the date of the grant. None of these grants were based, wholly or in part, upon the attainment of any “financial reporting measure” which would make such grants subject to recovery pursuant to the terms of the Company’s Clawback Policy.
The Company’s compensation philosophy is to target variable compensation in the form of Stock Options/Restricted Share Rights at higher than average compared to the applicable comparator group. Equity compensation awarded by the Company for fiscal 2023 to its Named Executive Officers based on similar positions at the 2023 Combined Comparator Group was set within the less than “median rounded” range for the CEO (Mr. Watson), above the “75th percentile” for the CFO (Mr. Kazemi), and well above the “75th percentile” for each of the Executive Vice-President (Mr. Awram), the Executive Vice-President, Project Evaluation (Mr. Bruington) and the Executive Vice-President, Corporate Development (Mr. Grundy).
Please refer to “Stock Option Plan” under “SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS” in this Circular for additional details concerning the Stock Option Plan.
Other Compensation — Perquisites
During the financial year ended December 31, 2023, none of the Named Executive Officers received any perquisites which in the aggregate were greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.
The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.
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Performance Graph
The following graph compares our total Shareholder return to the capital markets for the past five years ending December 31, 2023. It shows the change in value of C$100 invested in the Shares on December 31, 2018, compared to C$100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, assuming the reinvestment of all dividends.

Sandstorm Gold Ltd.	S&P/TSX Composite Index	S&P/TSX Global Gold Index

$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
2018
2019
2020
2021
2022
2023

(in C$)	2018	2019	2020	2021	2022	2023

Sandstorm Gold Ltd.	$100.00	$153.32	$144.30	$124.21	$113.92	$107.84
S&P/TSX Composite Index	$100.00	$122.88	$129.76	$162.32	$152.83	$170.79
S&P/TSX Global Gold Index	$100.00	$141.30	$172.54	$163.32	$159.39	$166.70
In 2019, the Company’s stock price outperformed its mining peer group by greater than 30% and outperformed its royalty peer group by greater than 60%. In 2020, the Company’s stock price underperformed its mining peer group by 46%, but outperformed its royalty peer group by 12%. Although the Company’s stock price underperformed compared to its peer mining and royalty companies in 2021, the Company’s stock price had outperformed compared to peer royalty companies over the preceding five years by 40%. The Company’s stock price: (i) in 2022, outperformed its mining peer group by 5%; (ii) underperformed its mining peer group by 12% over the past five years; (iii) in 2022, underperformed its royalty peer group by 23%; and (iv) outperformed its royalty peer group by 12% over the past five years. The Company’s stock price: (i) in 2023, underperformed its mining peer group by 6.6%; (ii) underperformed its mining peer group by 26% cumulatively, starting at the closing of the Nomad and
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BaseCore transactions, noting that the average royalty company has underperformed the average mining company by 21% over the past five years, which would be expected in a rising gold price environment. In 2023, the Company’s stock price underperformed compared to peer royalty companies by 10%, mostly only since September 2023, which coincided with the Company’s Bear Creek restructuring. Management noted that they expect the Company’s stock price to make up this ground during 2024.
The Company has continued to focus on operating in an efficient, cost-effective manner. In December 2018, the 2019 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2018 combined comparator group. In November 2019, the 2020 salary levels set for the Named Executive Officers (excepting Mr. Bruington) were in the below average range compared to comparable positions in the 2019 Combined Comparator Group. In December 2020, the 2021 salary levels set for the Named Executive Officers for 2020 (excepting Mr. Bruington and Mr. Darling) were in the “below average” range compared to comparable positions in the 2020 Combined Comparator Group. As discussed in the Circular for the year ended December 31, 2021, the 2022 salary levels set for the Named Executive Officers in December 2021 were in the “below average” range for the CEO, slightly above the “median rounded” range for the CFO and slightly “above average” for the Executive Vice-President, compared to comparable positions in the 2021 Combined Comparator Group (and in the case of Mr. Awram, its mining company peer group subset data for COO’s). The 2022 base salary established at that time for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set above the 75th percentile of comparative data from the 2021 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Vice-President, Corporate Development (Mr. Grundy), his 2022 base salary was set slightly above the 25th percentile of comparative data from the 2021 Combined Comparator Group.
In December 2022, the 2023 salary levels were established for the Named Executive Officers utilizing data of comparable positions in the 2022 Combined Comparator Group (please see the Management Information Circular dated April 24, 2023, prepared for the Annual General Shareholder Meeting held on June 9, 2023). The 2023 base salary established for: (i) the CEO (Mr. Watson) was set within the “below 25th percentile average” range; (ii) the Senior Executive Vice-President (Mr. Awram) was set within the “25th percentile average” range (compared only to the mining company peer group portion of the 2022 Combined Comparator Group, based on COO data); and (iii) the CFO (Mr. Kazemi) was set within the slightly “below 75th percentile average” range. The 2023 base salary established for the Executive Vice-President, Project Evaluation (Mr. Bruington) was set at the well above “75th percentile average” range of comparative data from the 2022 Combined Comparator Group (mining peer group only) due to Mr. Bruington’s extensive experience in the technical evaluation of mineral assets, which is a key skill for the success of the Company. In the case of the Executive Vice-President, Corporate Development (Mr. Grundy), his 2023 base salary was set at the slightly above “75th percentile average” range of comparative data from the 2022 Combined Comparator Group.
Due to the challenging market conditions experienced by the Company and its Shareholders in 2023, in December 2023, management recommended that the Company materially decrease the Company wide average compensation through a material reduction of senior management compensation year over year. Accordingly, the 2024 base salaries established for each of the CEO (Mr. Watson), the Senior Executive Vice-President (Mr. Awram) and the CFO (Mr. Kazemi) remained the same as for 2023 (i.e. no increases
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were granted) and only a modest annual increase of C$25,000 was awarded to the Executive Vice-President, Project Evaluation (Mr. Bruington) and a modest annual increase of C$20,000 was awarded to the Executive Vice-President, Corporate Development (Mr. Grundy).
While Share price is an important factor in the Company’s target performance, the Compensation Committee recognizes that management has no ability to influence commodity prices (which have a significant impact on the Company’s Share price performance) and therefore does not place undue emphasis on Share price performance in its evaluation of NEO performance. Other factors play a more significant role in the determination of executive compensation, including the actions and decisions by management which support overall business strategy and operation of the Company’s business.

If Share Price Declines, Executive Pay Declines

The Company’s Share price performance does, however, have a significant impact on each of the NEO’s net realizable pay. A significant portion of NEO compensation is paid in long-term incentive plan awards (i.e. 76.7% of the CEO’s total compensation in 2023), the value of which will vary depending on the Share price performance of the Company since declines in the Company’s Share price performance have a direct impact on the value of Restricted Share Rights held by the Named Executive Officers and the in-the-money value of their outstanding Stock Options.

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Executive Compensation Details
Summary Compensation Table
The following table is presented in accordance with National Instrument Form 51-102F6, Statement of Executive Compensation, and sets forth all annual and long-term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company, being the periods ended December 31, 2021, December 31, 2022, and December 31, 2023, in respect of each of the Named Executive Officers:

Name and Principal Position	Year	Salary[1]	Share-Based Awards[2]	Option-Based Awards[10]	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation[4]	Total Compensation
					Annual[1,3]	Long-term

Nolan Watson[5] CEO	2023	$408,294	NIL	$1,346,009	NIL	NIL	NIL	$1,472	$1,755,775
	2022	$354,384	NIL	$2,026,634	$598,023	NIL	NIL	$2,007	$2,981,048
	2021	$354,960	NIL	$1,060,147	$445,672	NIL	NIL	NIL	$1,860,779
Erfan Kazemi[6] CFO	2023	$340,245	$49,373	$650,246	$75,610	NIL	NIL	$13,217	$1,128,691
	2022	$295,320	NIL	$945,762	$553,725	NIL	NIL	$12,905	$1,807,713
	2021	$272,136	NIL	$781,859	$276,080	NIL	NIL	NIL	$1,330,075
David Awram[7] Sr. Executive VP (“SEVP”)	2023	$340,245	$39,499	$933,753	NIL	NIL	NIL	$23,484	$1,336,981
	2022	$295,320	NIL	$1,013,317	$406,065	NIL	NIL	$22,932	$1,737,633
	2021	$299,744	NIL	$781,859	$276,080	NIL	NIL	NIL	$1,357,683
Tom Bruington[8] Executive VP, Project Evaluation (“EVP-PE”)	2023	$499,026	$404,861	$416,157	NIL	NIL	NIL	$19,356	$1,339,401
	2022	$442,980	$436,306	$445,859	NIL	NIL	NIL	$17,247	$1,342,392
	2021	$441,728	$441,760	$331,296	NIL	NIL	NIL	NIL	$1,214,784
Ian Grundy[9] Executive VP, Corporate Development (“EVP-CD”)	2023	$325,123	$246,867	$780,295	$75,610	NIL	NIL	$12,017	$1,439,912
	2022	$203,033	$630,804	$506,658	$442,980	NIL	NIL	$4,646	$1,788,121
	2021	$157,760	$113,272	$185,526	$197,200	NIL	NIL	NIL	$653,757
1.Salaries and bonuses for the Named Executive Officers are paid in Canadian Dollars and converted to United States Dollars for reporting purposes in these columns in the Summary Compensation Table above: for the financial year ended December 31, 2021 at the indicative exchange rate on December 31, 2021 as quoted by the BofC of C$1.00 = US$0.7888; for the financial year ended December 31, 2022 at the indicative exchange rate on December 30, 2022 (being the last business day in 2022) as quoted by the BofC of C$1.00 = US$0.7383; and for the financial year ended December 31, 2023 at the indicative exchange rate on December 29, 2023 (being the last business day in 2023) as quoted by the BofC of C$1.00 = US$0.7561;
2.The dollar amounts in this column for the financial years ended December 31, 2021, 2022 and 2023 represent Restricted Share Rights which were granted by the Company during the years in question. The amounts are calculated by multiplying the award date fair value of the Restricted Share Rights of C$7.18 (December 2021), C$7.12 (December 2022) and C$6.53 (December 2023) (being the respective closing prices of the Shares on the TSX on the award dates) by the number of Restricted Share Rights awarded and have been converted to United States Dollars for reporting purposes in the Summary Compensation Table above at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7888 (for 2021), the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7383 (for 2022) and the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7561 (for 2023) respectively. This methodology is consistent with the Company’s financial statements.
3.The amounts in this column were paid by the Company as annual cash bonuses in respect of the financial year noted.
4.The amounts in this column represent aggregate cash dividend payments paid out by the Company in 2022 and 2023 on outstanding Restricted Share Rights held by the recipients as of each quarterly dividend record date during 2022 and 2023.
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5.Mr. Watson became a Director of the Company on September 12, 2008, and its President and CEO on September 23, 2008. Mr. Watson is an employee of the Company and he does not receive any additional compensation for his role as a Director.
6.Mr. Kazemi was appointed as the CFO of the Company on August 15, 2011. Mr. Kazemi is an employee of the Company.
7.Mr. Awram became a Director of the Company on March 23, 2007, and its Executive Vice-President on July 23, 2009. Mr. Awram is an employee of the Company and he does not receive any additional compensation for his role as a Director.
8.Mr. Bruington became an employee of the Company on January 15, 2013, and assumed the role of Executive Vice-President, Project Evaluation for the Company.
9.Mr. Grundy became an employee of the Company on April 9, 2018, and assumed the role of Associate, Corporate Development. He subsequently assumed the role of Vice-President, Corporate Development. On January 1, 2023, Mr. Grundy was promoted to the position of Executive Vice-President, Corporate Development of the Company.
10.The Black-Scholes-Merton model is used as the methodology to calculate the grant date fair value (C$1.72 or ~$1.30 per option) and relied on the following key assumptions and estimates for the 2023 calculations: grant date Share price and exercise price of C$6.53; expected stock price volatility 31.0%; risk free interest rate 3.40%; assumption of annual rate of dividends of 1.23%; and expected life of options of four years. The Company chose this methodology as it is the standard for companies in Canada and has been consistently applied by the Company for valuing option-based awards granted by the Company since 2007. Canadian dollar values have been converted to United States Dollars for reporting purposes in this column at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7888 (for 2021), at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7383 (for 2022) and at the indicative exchange rate as quoted by the BofC on the last business day in December of C$1.00 – US$0.7561 (for 2023) respectively. This methodology is consistent with the Company’s financial statements.
Incentive Plan Awards
The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s) except as follows:
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS
The following table sets forth information concerning all share-based and option-based awards outstanding at the end of the most recently completed financial year (December 31, 2023), including awards granted before the most recently completed financial year, to each of the Named Executive Officers.
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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price[1]	Option Expiration Date	Value of Unexercised In-The-Money Options[2,6]	Number of Shares or Units of Shares That Have Not Vested[3]	Market or Payout Value of Share-Based Awards That Have Not Vested[4,6]	Market or Payout Value of Vested Share-Based Awards not paid out or distributed[4,5,6]

Nolan Watson CEO	620,000	C$8.89	Nov. 29, 2024	NIL	NIL	N/A	$122,532
	950,000	C$9.43	Dec. 4, 2025	NIL
	800,000	C$7.18	Dec. 10, 2026	NIL
	1,500,000	C$7.12	Dec. 9, 2027	NIL
	1,035,000	C$6.53	Dec. 15, 2028	$101,733
Erfan Kazemi CFO	200,000	C$8.89	Nov. 29, 2024	NIL	10,000	$50,356	$1,012,161
	486,000	C$9.43	Dec. 4, 2025	NIL
	590,000	C$7.18	Dec. 10, 2026	NIL
	700,000	C$7.12	Dec. 9, 2027	NIL
	500,000	C$6.53	Dec. 15, 2028	$49,147
David Awram SEVP	280,000	C$8.89	Nov. 29, 2024	NIL	8,000	$40,285	$1,661,757
	650,000	C$9.43	Dec. 4, 2025	NIL
	590,000	C$7.18	Dec. 10, 2026	NIL
	750,000	C$7.12	Dec. 9, 2027	NIL
	718,000	C$6.53	Dec. 15, 2028	$70,574
Tom Bruington EVP-PE	264,000	C$8.89	Nov. 29, 2024	NIL	163,333	$822,484	$652,955
	264,000	C$9.43	Dec. 4, 2025	NIL
	250,000	C$7.18	Dec. 10, 2026	NIL
	330,000	C$7.12	Dec. 9, 2027	NIL
	320,000	C$6.53	Dec. 15, 2028	$31,454
Ian Grundy EVP-CD	140,000	C$7.18	Dec. 10, 2026	NIL	136,666	$688,199	$563,990
	375,000	C$7.12	Dec. 9, 2027	NIL
	600,000	C$6.53	Dec. 15, 2028	$58,976
1.The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
2.Calculated using the closing price of the Shares on the TSX on December 29, 2023 (being the last trading day of 2023), of C$6.66 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
3.This column reflects Restricted Share Rights for which the restricted periods had not yet expired (and had not been deferred) as of December 31, 2023, and, as such, these Restricted Share Rights remain unvested.
4.The figures in this column are calculated using the closing price of the Shares on the TSX on December 29, 2023 (being the last trading day of 2023), of C$6.66.
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5.This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2023 (excepting for Mr. Watson as noted below) where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2023, as follows:
Mr. Watson elected to defer receipt of 24,333 Restricted Share Rights for which their restricted period was scheduled to expire in November 2022 until a date in November 2028. This deferral continues to be in effect.
Mr. Kazemi elected to defer receipt of an aggregate of 201,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2023 until certain dates in November and December of 2024.
Mr. Awram elected to defer receipt of an aggregate of 330,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December of 2023 until certain dates in November and December of 2024.
Mr. Bruington elected to defer receipt of an aggregate of 129,667 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December of 2023 until certain dates in December of 2024.
Mr. Grundy elected to defer receipt of an aggregate of 112,000 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in June, November and December of 2023 until certain dates in June, November and December of 2024.
6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.

VALUE VESTED OR EARNED DURING THE YEAR
The value vested or earned during the most recently completed financial year (December 31, 2023) of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards Value Vested [1]	Share-Based Awards Value Vested [2,6]	Non-Equity Incentive Plan Compensation Value Earned

Nolan Watson, CEO	NIL	N/A	N/A
Erfan Kazemi, CFO	NIL	$90,505 [3]	N/A
David Awram, SEVP	NIL	$287,335 [4]	N/A
Tom Bruington, EVP-PE	NIL	$547,711 [5]	N/A
Ian Grundy, EVP-CD	NIL	N/A	N/A
1.This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSX on December 4, 2023 of C$6.77 and December 11, 2023 of C$6.42, being the dates on which Stock Options vested during the year ended December 31, 2023 and subtracting the exercise price of the in-the-money Stock Options. Other than certain previously vested (i.e., not in 2023) Stock Options exercised by each of Messrs. Watson, Awram, Kazemi and Bruington in 2023, outstanding Stock Options held by the above-Named Executive Officers have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise.
2.This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2023 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2023. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by Named Executive Officers during 2023.
3.This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (17,500) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.84 on December 1, 2023.
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4.This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (58,250) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.49 on December 13, 2023 (as to 50,000 Shares) and C$6.73 on December 21, 2023 (as to 8,250 Shares).
5.This amount is the deemed dollar value realized by the NEO upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (109,000) received by the NEO by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.76 on November 29, 2023 (as to 54,000 Shares), C$6.65 on December 5, 2023 (as to 15,000 Shares) and C$6.49 on December 13, 2023 (as to 40,000 Shares).
6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.
Pension Plan Benefits
The Company and its subsidiaries do not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Company and its subsidiaries have no defined benefit or actuarial plans.
Termination of Employment, Change in Responsibilities and Employment Contracts

Change of Control Payouts are Based Upon Double Trigger

Other than as set forth below, the Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries or a change in responsibilities of the NEO following a change of control.
The Company has entered into an employment agreement with each of the Named Executive Officers. The following is a summary only and is qualified in its entirety by reference to the terms and conditions of the respective executive employment agreements and the applicable terms and conditions of the Stock Option Plan and the Restricted Share Plan.
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For the purposes of this section of the Circular:
1)“Change of Control” means: (a) a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Company immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Company or its successor; (b) the sale, exchange or other disposition to a person other than an affiliate of the Company of all, or substantially all, of the Company's assets; (c) a resolution is adopted to wind-up, dissolve or liquidate the Company; (d) a change in the composition of the Board, which occurs at a single meeting of Shareholders or upon the execution of a Shareholders' resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or (e) any person, entity or group of persons or entities acting jointly or in concert (an "Acquiror") acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Company which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Company's outstanding Voting Securities which may be cast to elect directors of the Company or the successor corporation (regardless of whether a meeting has been called to elect Directors); and
2)“Event of Termination” includes: (a) the NEO's employment with the Company is terminated by the Company without cause; (b) an adverse change by the Company in the NEO's position, duties, responsibilities, title or office from those which were in effect immediately prior to the Change of Control, including the NEO no longer holding that office of the ultimate parent company following the Change of Control; (c) the good faith determination by the NEO that, as a result of the Change in Control or any action or event thereafter, the NEO's status or responsibility within the Company has been diminished or that the NEO is effectively being prevented from carrying out his duties and responsibilities as they existed immediately prior to the Change of Control; (d) a decrease in the NEO's base salary or a material decrease in the NEO's incentive bonus, benefits, stock based compensation, vacation or other compensation; (e) a relocation of the NEO's principal place of employment or the Company's head office to outside the Greater Vancouver Regional District; (f) the Company taking any action to deprive the NEO of any material fringe benefit not mentioned above and enjoyed by him immediately prior to the Change in Control, or the Company failing to increase or improve such material fringe benefit on a basis consistent with increases or improvements granted generally to the Company's other senior executives; (g) any material breach by the Company of any provision of this Agreement; or (h) any action or event that would constitute a constructive dismissal of the NEO at common law.
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Each of the Named Executive Officers (with the exception of Ian Grundy) have “double trigger” Change of Control provisions in their applicable employment agreements, meaning that, if a Change of Control and an Event of Termination occurs within the 12-month period immediately following the Change of Control, then certain payments must be made by the Company to the affected NEO and all their equity-based compensation will fully vest. Mr. Grundy does not have a Change of Control provision in his employment agreement.
Agreements with Nolan Watson (President and CEO), David Awram (Senior Executive Vice-President) and Erfan Kazemi (CFO)
The Company has entered into employment agreements with each of Nolan Watson, David Awram and Erfan Kazemi (the “Watson Agreement”, the “Awram Agreement”, the “Kazemi Agreement”, or, collectively, the “Agreements” in this section, as the case may be). Each Agreement provides for a base salary (the “Base Salary”) to each of the executives. In addition, the executives are eligible to participate in such incentive bonus plans as may be implemented by the Company from time to time for its senior executives and the Company will, in its discretion, consider bonuses at least annually.
Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company without cause, the Company shall be obliged to provide the terminated executive with six (6) months written notice of termination (the “Required Notice Period”) and to pay the terminated executive an amount equal to two years of the terminated executive’s Base Salary at that time plus an amount equal to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary immediately prior to termination. In addition, following such termination, all other benefits (i.e. health, accident and life insurance) (the “Benefits”) will continue for a period of two years from the date of termination, or, if such is not possible, the Company shall pay to the terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. Also, any equity or equity-based compensation received by the terminated executive and held by him at such time shall fully vest, if not already vested, and shall be exercisable by him following such termination or election, as the case may be, in accordance with their terms.
Upon termination of the Watson Agreement, or the Awram Agreement, or the Kazemi Agreement by the Company for cause, no notice, salary, compensation, Benefits, allowances or pay in lieu of notice shall be paid or payable to the terminated executive after or as a result of such termination other than the Base Salary and Benefits to the effective date of such termination and any equity or equity based compensation previously received by the terminated executive and held by him at such time shall immediately terminate and shall no longer be exercisable effective as of the date that the terminated executive’s employment is terminated for cause.
In the event that, within the twelve month period immediately following a Change of Control, any Event of Termination occurs, without the affected executive’s written consent, which Event of Termination is not rectified by the Company within thirty days of the occurrence, the Company will be required to pay to the terminated executive a pro-rated amount equal to the terminated executive’s Base Salary for the Required Notice Period plus two times his Base Salary at that time and any bonus owing to the terminated executive immediately prior to such Change of Control or Event of Termination shall be paid plus an amount equal
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to two times the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board, multiplied by the terminated executive’s current Base Salary in effect immediately prior to the Event of Termination, plus a pro-rated bonus up to the Event of Termination which shall be based upon the average bonus percentage granted to the terminated executive for the two most recent annual bonuses approved by the Board for the terminated executive. In addition, the terminated executive’s Benefits will continue for a period of two years following the Event of Termination, or, if such is not possible, the Company shall pay to the applicable terminated executive an amount sufficient to enable him to procure comparable Benefits on a private basis for such term. All equity or equity-based compensation received by the terminated executive and held by him immediately prior to such Change of Control and Event of Termination shall fully vest, if not already vested, and shall be exercisable by the terminated executive following such Change of Control and Event of Termination in accordance with their terms.
Agreement with Tom Bruington (Executive Vice-President, Project Evaluation)
The Company has entered into an employment agreement with Tom Bruington (the “Bruington Agreement”). The Bruington Agreement provides the executive with a guaranteed dollar amount with respect to the value of his total annual compensation package, which is comprised of a Base Salary and a guaranteed value with respect to Restricted Share Rights to be granted annually to the executive. In the event of a Change of Control where the executive is not provided with employment under substantially the same compensation terms after such Change of Control and should the executive choose to leave after such Change of Control and change of compensation terms, the Company shall pay the executive an amount equal to two times his Base Salary at that time. All equity or equity-based compensation received by the executive and held by him immediately prior to termination or election upon a Change of Control shall fully vest, if not already vested, and shall be exercisable by the executive following such termination or election, as the case may be, in accordance with their terms.
Agreement with Ian Grundy (Executive Vice-President, Corporate Development)
The Company has entered into an employment agreement with Ian Grundy (the “Grundy Agreement”). The Grundy Agreement provides the executive with a Base Salary and Benefits and he is eligible for bonuses and stock-based compensation at the discretion of the Board. There is no Change of Control feature in the Grundy Agreement.
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Estimated Incremental Payments on Change of Control
The following table provides details regarding the estimated incremental payments from the Company to each of the NEOs upon termination by the Company on a Change of Control and Event of Termination, assuming that the triggering event occurred on December 31, 2023:

Name of NEO	Base Salary [1,2]	Bonus Value [1,2]	Benefits Obligation [1,2]	Total Incremental Payment [1,2]

Nolan Watson	$816,588	$688,996	$31,906	$1,537,490
David Awram	$680,490	$467,837	$31,906	$1,180,233
Erfan Kazemi	$680,490	$713,569	$27,370	$1,421,429
Tom Bruington	$998,052	N/A	N/A	$998,052
Ian Grundy	N/A	N/A	N/A	N/A
1.Salaries, bonuses and Benefits for the NEOs are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7561, being the indicative exchange rate for Canadian Dollars in terms of the United States dollar, as quoted by the BofC on December 29, 2023 (being the last business day in 2023).
2.This represents the entitlement each NEO would have received, in accordance with the terms of their respective employment agreements as described above, if a Change of Control or other applicable triggering event had occurred on December 31, 2023.

The accelerated value of the aforementioned NEO’s existing Stock Options/Restricted Share Rights as of December 31, 2023, is detailed under “Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards” in this Circular.
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Director Compensation
The following table sets forth all amounts of compensation provided to the Directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year (December 31, 2023):

Director	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total[4]

David E. De Witt[1,2]	$66,447	$49,939	$98,630	NIL	NIL	See Note 4	$215,016
Andrew T. Swarthout[1,2]	$66,447	$49,939	$98,630	NIL	NIL	See Note 4	$215,016
John P.A. Budreski[1,2]	$66,447	$49,939	$98,630	NIL	NIL	See Note 4	$215,016
Mary L. Little[1,2]	$66,447	$49,939	$98,630	NIL	NIL	See Note 4	$215,016
Vera Kobalia[1,2]	$66,447	$49,939	$98,630	NIL	NIL	See Note 4	$215,016
Elif Lévesque[3]	$39,695	$25,921	$53,862	NIL	NIL	N/A	$119,478
1.On December 9, 2022, the independent Directors requested that their cash based annual retainer for 2023 (each in the amount of C$291,230, representing $215,015) be paid in a combination of cash in the amount of C$90,000 (representing $66,447) plus Restricted Share Rights and Stock Options having a combined value of C$201,230 (representing $148,568). Accordingly, upon approval by the Compensation Committee and the Board, the payment of the 2023 annual retainer to each independent Director was satisfied by: (i) the award 9,500 Restricted Share Rights having a fair value of C$67,640 (representing $49,939) (calculated by multiplying the 9,500 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$7.12; (ii) the grant of 73,000 Stock Options each having a Black-Scholes fair value of C$133,590 (representing $98,630) (being C$1.83 per Stock Option) on the grant date; and (ii) the payment of C$90,000 (representing $66,447) in cash. These foregoing equity-based awards to the independent Directors equated in value to less than the $150,000 (in US dollars) cap set in the Restricted Share Plan and the Stock Option Plan. Canadian dollar values have been converted to United States Dollars for reporting purposes in this paragraph at the indicative exchange rate on December 30, 2022 (being the last business day in 2022), as quoted by the BofC of C$1.00 = US$0.7383.
2.Canadian dollar values for the awards of the cash based annual retainers for 2023 to all of the independent Directors, excepting Ms. Lévesque, have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 30, 2022, as quoted by the BofC of C$1.00 = US$0.7383.
3.Ms. Lévesque joined the Board in June 2023 and, because she had not been paid any cash retainer for her service as a non-executive Director for fiscal 2023, on December 15, 2023, it was determined by the Compensation Committee that she should be retroactively paid C$52,500 (representing $39,695) in cash as a portion of her unpaid annual retainer for 2023, plus she should be granted an additional 5,250 Restricted Share Rights having a fair value of C$34,283 (representing $25,921) (calculated by multiplying the 5,250 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$6.53) and an additional 41,417 Stock Options having a Black-Scholes fair value of C$71,237 (representing $53,862) (being C$1.72 per Stock Option) on the grant date, for aggregate compensation for 2023 of C$158,020 (representing $119,479). Canadian dollar values have been converted to United States Dollars for reporting purposes in this paragraph at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.
4.Figures have been rounded. Totals in this column do not include dividend payments. Kindly note that, in addition to their annual retainer for 2023 as discussed in note 1 to the above table, the Directors received aggregate cash dividend payments from the Company in 2023 on outstanding Restricted Share Rights held by them as of each quarterly dividend record date during 2023 in the following amounts: David E. De Witt – $1,482 (C$1,960); Andrew T. Swarthout – $1,406 (C$1,860); John P.A. Budreski – $7,632 (C$10,093); Mary L. Little – $5,716 (C$7,560); and Vera Kobalia – $3,297 ($4,360). Canadian dollar values have been converted to United States Dollars for reporting purposes in this note at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.
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5.On December 15, 2023, the non-executive Directors requested that their cash based annual retainer for 2024 (each in the amount of C$270,890, representing $204,820) be paid in a combination of cash in the amount of C$90,000 (representing $68,049) plus Restricted Share Rights and Stock Options having a combined value of C$180,890 (representing $136,771). Accordingly, upon approval by the Compensation Committee and the Board, the payment of the 2024 annual retainer to each independent Director was satisfied by: (i) the award 9,000 Restricted Share Rights having a fair value of C$58,770 (representing $44,436) (calculated by multiplying the 9,000 Restricted Share Rights by the closing price of the Shares on the TSX on the award date, being C$6.53); (ii) the grant of 71,000 Stock Options having a Black-Scholes fair value of C$122,120 (representing $92,335) (being C$1.72 per Stock Option) on the grant date; and (ii) the payment of C$90,000 (representing $68,049) in cash. These foregoing equity-based awards to the independent Directors equated in value to less than the $150,000 (in US dollars) cap set in the Restricted Share Plan and the Stock Option Plan. Canadian dollar values have been converted to United States Dollars for reporting purposes in this paragraph at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.

Historically, the Board has met annually to review the adequacy and form of its Directors’ compensation. In 2015, both the Compensation Committee and the Corporate Governance & Nominating Committee were formed by the Board and those two committees, in conjunction with the full Board, determined to implement changes to each of the Stock Option Plan and Restricted Share Plan in order to conform with current corporate governance best practices. As a result, a restriction was added to each of the Stock Option Plan and the Restricted Share Plan which caps the combined maximum equity value which may be granted by the Company to each independent Director (i.e. a “Non-Employee Director”) of the Company at $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan.
The Company has implemented a Stock Ownership Guidelines Policy which aligns the interests of its independent Directors with the Company’s Shareholders by requiring that independent members of the Board own a minimum number of Shares. Each independent Director must hold Shares with a value equal to three times their annual retainer amount. The applicable guideline level of Share ownership is expected to be satisfied by each of the current independent Directors within five years of first becoming subject to the guidelines. Please refer to “Stock Ownership Guidelines Policy” under “CORPORATE GOVERNANCE” in this Circular for additional details concerning the Stock Ownership Guidelines Policy.
Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent Directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.
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Management Information Circular
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information concerning all option-based awards outstanding at the end of the most recently completed financial year (December 31, 2023), including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Exercise Price[1]	Option Expiration Date	Value of Unexercised In-The-Money Options[2,6]	Number of Shares or Units of Shares That Have Not Vested[3]	Market or Payout Value of Share-Based Awards That Have Not Vested[4,6]	Market or Payout Value of Vested Share-Based Awards not paid out or distributed[4,5,6]

David E. De Witt	67,000	C$9.43	Dec. 4, 2025	NIL	15,333	$77,211	$91,477
	117,000	C$7.18	Dec. 10, 2026	NIL
	73,000	C$7.12	Dec. 9, 2027	NIL
	71,000	C$6.53	Dec. 15, 2028	$6,979
Andrew T. Swarthout	67,000	C$9.43	Dec. 4, 2025	NIL	18,666	$93,995	$49,515
	75,000	C$7.18	Dec. 10, 2026	NIL
	73,000	C$7.12	Dec. 9, 2027	NIL
	71,000	C$6.53	Dec. 15, 2028	$6,979
John P.A. Budreski	67,000	C$9.43	Dec. 4, 2025	NIL	18,666	$93,995	$511,116
	75,000	C$7.18	Dec. 10, 2026	NIL
	73,000	C$7.12	Dec. 9, 2027	NIL
	71,000	C$6.53	Dec. 15, 2028	$6,979
Mary L. Little	67,000	C$9.43	Dec. 4, 2025	NIL	18,666	$93,995	$376,836
	75,000	C$7.18	Dec. 10, 2026	NIL
	73,000	C$7.12	Dec. 9, 2027	NIL
	71,000	C$6.53	Dec. 15, 2028	$6,979
Vera Kobalia	67,000	C$9.43	Dec. 4, 2025	NIL	18,666	$93,995	$225,767
	75,000	C$7.18	Dec. 10, 2026	NIL
	73,000	C$7.12	Dec. 9, 2027	NIL
	71,000	C$6.53	Dec. 15, 2028	$6,979
Elif Lévesque	112,417	C$6.53	Dec. 15, 2028	$11,050	14,250	$71,758	N/A
1.The exercise price per Share of Stock Options is set in Canadian dollars because that is the currency in which the Shares trade on the TSX.
2.Calculated using the closing price of the Shares on the TSX on December 29, 2023 (being the last trading day of 2023), of C$6.66 and subtracting the exercise price of the in-the-money Stock Options. These Stock Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.
3.This column reflects Restricted Share Rights for which the restricted period had not yet expired as of December 31, 2023, and, as such, these Restricted Share Rights remain unvested.
4.The figures in this column are calculated using the closing price of the Shares on the TSX on December 29, 2023 (being the last trading day of 2022), of C$6.66.
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5.This column reflects the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2023 where, in accordance with the terms of the plan, the recipient has irrevocably elected to postpone the expiry of the applicable restricted period and thus defer vesting and receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2023, as follows:
Mr. De Witt elected to defer receipt of an aggregate of 18,166 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2023 until certain dates in November and December 2024.
Mr. Swarthout elected to defer receipt of an aggregate of 9,833 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in December 2023 until certain dates in December 2024.
Mr. Budreski elected to defer receipt of an aggregate of 101,500 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2023 until certain dates in November and December 2024.
Ms. Little elected to defer receipt of an aggregate of 74,834 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2023 until certain dates in November and December 2024.
Ms. Kobalia elected to defer receipt of an aggregate of 44,834 Restricted Share Rights for which restricted periods were scheduled to expire on certain dates in November and December 2023 until certain dates in November and December 2024.
6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.

Value Vested or Earned During the Year
The value vested or earned during the most recently completed financial year (December 31, 2023) of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards Value Vested[1]	Share-Based Awards Value Vested[2,6]	Non-Equity Incentive Plan Compensation Value Earned

David E. De Witt	NIL	N/A	N/A
Andrew T. Swarthout	NIL	$73,720[3]	N/A
John P.A. Budreski	NIL	$70,015[4]	N/A
Mary L. Little	NIL	$49,555[5]	N/A
Vera Kobalia	NIL	N/A	N/A
Elif Lévesque	N/A	N/A	N/A
1.This amount is the dollar value that would have been realized if the Stock Options had been exercised on the vesting date(s). Calculated using the closing price of the Shares on the TSX on December 4, 2023 of C$6.77 and December 11, 2023 of C$6.42, being the dates on which Stock Options vested during the year ended December 31, 2023 and subtracting the exercise price of the in-the-money Stock Options. No vested Stock Options were exercised by any of the independent Directors in 2023 and these Stock Options held by independent Directors have not been, and may never be, exercised and actual gains, if any, on exercise, will depend on the value of the Shares on the date of exercise
2.This column does not include the value of Restricted Share Rights for which restricted periods were scheduled to expire during 2023 where, in accordance with the terms of the plan, the recipient irrevocably elected to postpone the expiry of the applicable restricted periods and thus deferred receipt of their entitlement to receive such Restricted Share Rights (and accordingly, the underlying Shares) to a later date beyond December 31, 2023. Please refer to footnote (5) to the "Outstanding Share-Based Awards and Option-Based Awards" table above for details of deferral elections by independent Directors during 2023.
3.This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (15,000) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.50 on February 23, 2023.
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4.This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (15,000) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.65 on December 5, 2023 (as to 2,000 Shares) and C$6.10 on December 12, 2023 (as to 13,000 Shares).
5.This amount is the deemed aggregate dollar value realized by the Director upon vesting of Restricted Share Rights during 2023, calculated by multiplying the number of underlying Shares (10,000) received by the Director by the closing price of the Shares on the TSX on the date of issuance of such Shares, being C$6.65 on December 5, 2023 (as to 4,000 Shares) and C$6.49 on December 13, 2023 (as to 6,000 Shares)
6.Canadian dollar values have been converted to United States Dollars for reporting purposes in the table above at the indicative exchange rate on December 29, 2023 (being the last business day in 2023), as quoted by the BofC of C$1.00 = US$0.7561.

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Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year (December 31, 2023):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]		Weighted-average exercise price of outstanding options, warrants and rights[2]		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)[3]

CATEGORY	A		B		C
	Stock Options	RSRs	Stock Options	RSRs	Stock Options	RSRs
Equity compensation plans approved by security holders	17,300,440	2,354,911	C$7.54	C$6.80	3,501,190	2,145,089
Equity compensation plans not approved by security holders	N/A	N/A	N/A	N/A	N/A	N/A
Total	17,300,440	2,354,911	C$7.54	C$6.80	3,501,190	2,145,089
1.Represents, as at December 31, 2023, the number of Shares available for issuance upon exercise of outstanding Stock Options under the Company's Stock Option Plan (which includes 1,761,023 Shares which were available for issuance on exercise of the replacement Stock Options which the Company was obligated to issue in exchange for existing outstanding Nomad stock options when it acquired 100% of Nomad in August 2022) and the number of Shares subject to issuance upon vesting of outstanding Restricted Share Rights.
2.Represents the weighted-average exercise price in the case of outstanding Stock Options and the weighted-average grant date fair value in the case of outstanding Restricted Share Rights.
3.Represents, as at December 31, 2023, the number of Shares remaining available for future issuance under Stock Options available for grant under the Company's Stock Option Plan and the number of Shares remaining available for future issuance under Restricted Share Rights which may be awarded under the Company's Restricted Share Plan. Please refer to "Stock Option Plan" and "Restricted Share Plan" below for further details concerning the Company's Stock Option Plan and its Restricted Share Plan.
Stock Option Plan
Overview
The Company last received Shareholder approval to the Stock Option Plan itself at the Company’s Shareholder meeting held in 2016, which approval also included all unallocated Stock Options. Shareholder approval solely to unallocated Stock Options under the Stock Option Plan was received at the Company’s Shareholder meetings held on each of June 7, 2019, and June 3, 2022. The Corporate Governance & Nominating Committee and the full Board reviewed the Stock Option Plan and the Board made certain housekeeping and other appropriate amendments to the Stock Option Plan in April 2022 (the “2022 Stock Option Plan Amendments”), one of which was subject to the approval of the Shareholders at the 2022 Shareholder Meeting (which was received) and all of which were subject to final approval by the TSX (which was received). Prior to the 2022 Stock Option Plan Amendments, no amendments had been made to the Stock Option Plan since the 2016 Shareholder meeting. In May 2024,
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the Corporate Governance & Nominating Committee and the full Board reviewed the Stock Option Plan and made a very minor housekeeping amendment to it, which amendment does not require the approval of Shareholders. This minor housekeeping amendment was submitted to the TSX for acceptance (which was received).
TSX policies require that unallocated Stock Options under the Stock Option Plan be approved by the Shareholders every three years. Accordingly, as mentioned above, the Shareholders were last requested to approve unallocated Stock Options under the Stock Option Plan at the 2022 Shareholder Meeting. Shareholder approval to unallocated Stock Options will be required again by not later than June 3, 2025.
Purpose and Stock Option Plan Limits
The purpose of the Stock Option Plan is to allow the Company to grant Stock Options to eligible persons (i.e. Directors, senior officers, Employees, Management Company Employees and Consultants, each as defined in the Stock Option Plan), as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Stock Options is intended to align the interests of such persons with that of the Shareholders. Stock Options are exercisable over periods of up to five years as determined by the Board and are required to have an exercise price of not less than the closing market price of the Shares on the TSX on the day that the Stock Options are granted.
The maximum number of Shares which may be issuable under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements is set at 8.5% of the issued and outstanding Shares on the grant date (on a non-diluted basis).
The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the existing Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Stock Options granted under the Stock Option Plan vest over a three year period from the grant date.

The Stock Option Plan contains formal vesting requirements, which require vesting over a three-year period from the grant date with the first one-third vesting on the first anniversary of the date of grant.
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Pursuant to section 6.11 of the Stock Option Plan, Stock Options granted under the Stock Option Plan continue to be not transferable or assignable (except to permitted assigns as defined therein). Vested Stock Options will cease to be exercisable upon the earlier of the expiry date of such Stock Options and: (i) 90 days following the termination date of an optionee’s employment or retirement. In the case of the death or disability (as defined therein) of an optionee, all Stock Options then held by such optionee shall fully vest, if not already vested, and shall be exercisable to acquire all remaining Shares available pursuant to such Stock Option at any time up to but not after the earlier of: (i) 365 days following the date of death or disability (as defined therein) of an optionee; and (ii) the expiry date of such Stock Options. If an optionee is terminated for cause, any outstanding Stock Options held by such optionee on the date of such termination, whether vested or not, will be cancelled as of that date.
Subject to certain limitations, the Board may, at any time and from time to time, and without Shareholder approval, amend any provisions of the Stock Option Plan, or any Stock Options granted thereunder, or terminate the Stock Option Plan, subject to any applicable regulatory or TSX requirements or approvals at the time of such amendment or termination, including, without limitation, making amendments:
i.to sections relating to the mechanics of exercise of Stock Options;
ii.deemed by the Board to be necessary or advisable because of any change in applicable securities or other laws;
iii.to the definitions set out in the Stock Option Plan;
iv.to the change of control provisions - for greater certainty, any change made to the change of control provisions shall not allow optionees to be treated any more favourably than other holders of Shares with respect to the consideration that the optionees would be entitled to receive for their Shares upon a change of control;
v.relating to the administration of the Stock Option Plan;
vi.to the vesting provisions of any outstanding Stock Options as contemplated by the Stock Option Plan;
vii.fundamental or otherwise, not requiring Shareholder approval under applicable laws or the rules of the TSX, including amendments of a "clerical" or “housekeeping" nature and amendments to ensure that the Stock Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an optionee may from time to time be resident or a citizen; and
viii.to add a cashless exercise feature to the Stock Option Plan, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Shares from the Stock Option Plan reserve.
Notwithstanding the provisions above, the Board is not permitted to make amendments:
i.in order to increase the maximum number of Shares which may be issued under the Stock Option Plan or in order to increase the insider participation limits;
ii.which reduce the exercise price of any Stock Option after the Stock Options have been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price (except pursuant to the adjustment provisions contained within the Stock Option Plan);
iii.which increase the Non-Employee Director Participation Limits;
iv.which extend the expiry date of any Stock Option beyond the original expiry date, except in the case of an extension due to a Blackout Period (as defined in the Stock Option Plan);
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v.which would permit a Stock Option granted under the Stock Option Plan to be transferable or assignable by any optionee other than as currently permitted under the Stock Option Plan; or
vi.to increase the ability of the Board to amend the Stock Option Plan without Shareholder approval;
in each case without first having obtained the approval of a majority of the holders of the Shares voting at a duly called and held meeting of holders of Shares and, in the case of an amendment to increase the insider participation limits, approval of a majority of the holders of the Shares voting at a duly called and held meeting of the holders of Shares excluding Shares voted by insiders who are eligible persons under the Stock Option Plan.

The Stock Option Plan contains the following important provisions:
1)	the vesting upon a Change of Control contains a double trigger provision;
2)	the Company is prohibited from making any amendment which reduces the exercise price of a Stock Option after the Stock Option has been granted or any cancellation or termination of a Stock Option prior to its expiry for the purpose of re-issuing Stock Options to the same optionee with a reduced exercise price;
3)	the Company is prohibited from engaging in a Stock Option buy-out program pursuant to which out-of-the-money Stock Options held by optionees are purchased by the Company for cash;
4)	the Company is prohibited from providing financial assistance in the form of a loan or otherwise to optionees for the exercise of their Stock Options;
5)
the maximum equity value which may be granted by the Company to each Non-Employee Director under the Stock Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, of which not more than $100,000 may be in the form of Stock Options granted under the Stock Option Plan (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

6)	clawback provisions; and
7)	stock ownership guidelines provisions.

The Stock Option Plan permits the expiry date of Stock Options granted thereunder to be the tenth trading day following the end of a self-imposed Blackout Period on trading securities of the Company in the event that such Stock Options would otherwise expire during or within five trading days of such Blackout Period.
No extension of the term of any Stock Option or acceleration of the vesting terms of any Stock Option were approved by the Board during the year ended December 31, 2023, or as of the date of this Circular. Furthermore, the Board has never re-priced any of the Stock Options which it has granted under the Stock Option Plan.
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As at December 31, 2023, the Company had 297,666,238 issued and outstanding Shares and an aggregate of 17,300,440 Stock Options outstanding (which included replacement Stock Options which the Company issued when it acquired Nomad in August 2022), which 17,300,440 Stock Options represented approximately 5.8% of the Company’s issued and outstanding Shares, leaving 3,501,190 Shares available for the future grant of Stock Options as at that date (which represented 1.2% of the Company’s issued and outstanding Shares, on a non-diluted basis).
As at the date of this Circular, the Company has 297,829,746 issued and outstanding Shares, meaning that the number of Stock Options currently available for grant under the Stock Option Plan, together with any Restricted Share Rights granted under the Company’s Restricted Share Plan (see below in this Circular under “Restricted Share Plan”) would be 8.5% of that number (on a rolling basis) or 25,315,528 Shares. The Company has set aside a maximum of 4,500,000 Shares for Restricted Share Rights under its fixed maximum evergreen Restricted Share Plan (of which 5,856,964 Restricted Share Rights have been awarded to date, 3,487,220 Shares have been issued on vesting and 33,666 were cancelled).
The Company has an aggregate of 15,539,417 Stock Options currently outstanding, which Stock Options represent approximately 5.2% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 5,276,111 Shares currently available for the future grant of Stock Options (representing 1.8% of the Company’s current issued and outstanding Shares, on a non-diluted basis).
The following table sets out the burn rate of the Stock Option Plan for the three most recently completed financial years:

Year	Stock Options Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2023	4,101,417	297,406,309	1.4%
2022	4,231,000[1]	231,348,386	1.8%
2021	2,968,000	193,974,313	1.5%
1.This figure does not include the replacement Stock Options which the Company was obligated to issue in exchange for existing outstanding Nomad stock options when it acquired 100% of Nomad in August 2022.

A copy of the final version of the amended Stock Option Plan as approved by the Shareholders in 2022 is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.
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Restricted Share Plan
Overview
The Company last received Shareholder approval to the Restricted Share Plan at the Company’s Shareholder meeting held in 2019, at which meeting the Shareholders approved certain amendments to the Restricted Share Plan, including an amendment to increase the number of Shares which may be reserved for issuance from treasury under the Restricted Share Plan from a maximum of 3,800,000 Shares to a maximum of 4,500,000 Shares and an amendment to transition the Restricted Share Plan into a fixed maximum evergreen plan. The evergreen feature of the Restricted Share Plan means that the maximum number of Shares reserved from treasury under it will be automatically replenished by that amount of Shares which is equal to the number of Shares issued by the Company from time to time upon the vesting of any Restricted Share Rights (the “Automatic Replenishment Feature”). The TSX granted their final approval to these amendments to the Restricted Share Plan. Because of the Automatic Replenishment Feature, pursuant to TSX policies, Shareholder approval to unallocated entitlements under the Restricted Share Plan is required every three years. Accordingly, Shareholder approval to unallocated entitlements under the Restricted Share Plan was requested and obtained at the 2022 Shareholder Meeting and will be required again by not later than June 3, 2025.
Purpose and Restricted Share Plan Limits
The Restricted Share Plan provides that Restricted Share Rights may be granted by the Board or a committee thereof which administers the Restricted Share Plan to employees, officers, Directors, management company employees and consultants of the Company as a discretionary payment in consideration of past services to the Company. The maximum aggregate number of Shares: (a) which may be reserved for issuance to any one eligible person (“Participant”) under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 5% of the issued and outstanding Shares on the grant date (on a non-diluted basis); (b) which may be issuable to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements shall not exceed 8.5% of the Shares issued and outstanding on the grant date (on a non-diluted basis); and (c) which may be issued to Insiders under the Restricted Share Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve month period shall not exceed 8.5% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).
Each Restricted Share Right entitles the holder thereof to receive one fully paid Share without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Board (“Restricted Period”); and (ii) a date determined by an eligible Participant that is after the Restricted Period and before a Participant’s retirement date or termination date (a “Deferred Payment Date”). Restricted Share Rights under the Restricted Share Plan will vest over a three-year period from the date of grant (i.e. one-third per year, beginning on the first anniversary of the grant date, unless deferred in accordance with the deferral provisions).
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Restricted Share Rights granted under the Restricted Share Plan vest over a three year period from the grant date

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite Shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to: (a) materially increase the benefits under the Restricted Share Plan; (b) increase the maximum number of Shares issuable under the Restricted Share Plan; and (c) make any amendment which increases the Non-Employee Director Participation Limited under the Restricted Share Plan; (d) materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or (e) make any amendment to the amendment provisions in the Restricted Share Plan so as to increase the ability of the Board to amend it without Shareholder approval. All other amendments to the Restricted Share Plan may be made by the Board without obtaining Shareholder approval. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable. Canadian Participants seeking, for tax reasons, to set a Deferred Payment Date (as defined in the Restricted Share Plan) must give the Company written notice prior to the expiration of the Restricted Period in order to effect such a change. Participants electing to change a Deferred Payment Date must give the Company written notice 30 days prior to the Deferred Payment Date. In the event of a Participant’s retirement or termination during a Restricted Period, any Restricted Share Rights held by the Participant will automatically immediately terminate, unless otherwise determined by the Board. In the event of the retirement or termination of a Participant after a Restricted Period and, if applicable, prior to any Deferred Payment Date, the Company will forthwith issue the Restricted Shares (as defined in the Restricted Share Plan) in accordance with the Restricted Share Rights held by the Participant and any dividends declared but unpaid to the Participant. In the event of death or total disability of a Participant, the Company will forthwith issue the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.
If a Participant holds Restricted Share Rights that are subject to a Restricted Period, the Board has the discretion to pay a Participant cash equal to any cash dividends declared on the Shares at the time such dividends are ordinarily paid to holders of Shares. The Company will also pay cash equal to any cash dividends declared, if any, and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.
On December 15, 2021, the Company declared its inaugural cash dividend (“Inaugural Dividend”) in the amount of C$0.02 per Share for the fourth quarter of 2021, to Shareholders of record on January 18, 2022 (“Inaugural Dividend Record Date”) and paid out this Inaugural Dividend in cash on January 28, 2022. The Company also paid an equivalent cash dividend to the holders of its outstanding Restricted Share Rights as of the Inaugural Dividend Record Date.
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Management Information Circular
A quarterly dividend of C$0.02 per Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2022 to Shareholders of record as of each of April 19, 2022 (paid on April 29, 2022), July 19, 2022 (paid on July 29, 2022), October 18, 2022 (paid on October 28, 2022) and January 17, 2023 (paid on January 27, 2023). A quarterly dividend of C$0.02 per Share was declared and paid by the Company for each of its first, second, third and fourth quarters of 2023 to Shareholders of record of the Shares on each of April 18, 2023 (paid on April 28, 2023), July 18, 2023 (paid on July 28, 2023), October 17, 2023 (paid on October 27, 2023) and January 16, 2024 (paid on January 26, 2024). The total dividends paid out by the Company during each of 2022 and 2023 was C$0.08 per Share. In each of 2022 and 2023, the Company also paid an equivalent cash dividend to the holders of its outstanding Restricted Share Rights as of each of the aforementioned applicable dividend record dates.
On March 28, 2024, the Company announced a cash dividend for the first quarter ended March 31, 2024, in the amount of C$0.02 per Share which was paid to Shareholders of record as of April 16, 2024, and paid out in cash on April 26, 2024. The Company also paid an equivalent cash dividend to the holders of its outstanding Restricted Share Rights as of April 16, 2024.

The Restricted Share Plan contains the following important provisions:
1)	vesting upon a Change of Control contains a double trigger provision;
2)	the Company is prohibited from providing financial assistance in the form of a loan or otherwise to Participants under the Restricted Share Plan for the purpose of settlement of equity awards under the Restricted Share Plan;
3)
the maximum equity value which may be granted by the Company to each Non-Employee Director under the Restricted Share Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed $150,000 in any fiscal year, which may only be granted in lieu of their cash based annual retainers (the "Non-Employee Director Participation Limits"); provided however that the Non-Employee Director Participation Limits do not apply where the Company is making an initial grant to a new Non-Employee Director upon that person joining the Board;

4)	clawback provisions;
5)	stock ownership guidelines provisions;
6)	no amendment may be made to the Restricted Share Plan which increases the Non-Employee Director Participation Limit without Shareholder approval; and
7)	no amendment may be made to the amendment provisions as to increase the ability of the Board to amend the Restricted Share Plan without Shareholder approval, without first obtaining Shareholder approval to that amendment.

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Management Information Circular
The maximum number of Shares which may be made subject to (a) Restricted Share Rights under the Restricted Share Plan, and (b) Stock Options under the Company’s current form of Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may currently not exceed 8.5% (on a rolling basis) of the Company’s issued and outstanding Shares from time to time (on a non-diluted basis).
The aggregate maximum number of Shares which may be reserved for issuance from treasury pursuant to the Restricted Share Plan is 4,500,000, representing approximately 1.5% of the Company’s issued and outstanding Shares as at December 31, 2023 and 1.5% of the Company’s current issued and outstanding Shares as at the date of this Circular.
As at December 31, 2023, Restricted Share Rights were outstanding under the Restricted Share Plan entitling holders to acquire an aggregate of 2,354,911 Shares (which represented approximately 0.8% of the issued and outstanding Shares), leaving 2,145,089 Restricted Share Rights available for the future award of Restricted Share Rights as at that date (which represented 0.7% of the Company’s issued and outstanding, on a non-diluted basis).
To the date of this Circular, an aggregate of 5,856,964 Restricted Share Rights have been awarded by the Company pursuant to which 3,487,220 Shares have been issued to date upon vesting of Restricted Share Rights at the end of applicable Restricted Periods (making an equal number of Restricted Share Rights available for grant under the Restricted Share Plan pursuant to the Automatic Replenishment Feature) and 33,666 Restricted Share Rights terminated without having vested (making them available for re-grant under the Restricted Share Plan), leaving a balance outstanding under the Restricted Share Plan of 2,336,078 Restricted Share Rights (representing approximately 0.8% of the Company’s current issued and outstanding Shares). This means that the Company has Restricted Share Rights currently outstanding entitling holders to acquire an aggregate of 2,336,078 Shares (representing approximately 0.8% of the Company’s current issued and outstanding Shares, on a non-diluted basis, leaving 2,163,922 Restricted Share Rights currently available for future award under the Restricted Share Plan (representing approximately 0.7% of the current issued and outstanding Shares, on a non-diluted basis).
The following table sets out the burn rate of the Restricted Share Plan for the three most recently completed financial years:

Year	Restricted Share Rights Granted	Weighted Average Securities (i.e. Shares) Outstanding	Burn Rate

2023	557,750	297,406,309	0.2%
2022	584,267	231,348,386	0.3%
2021	343,200	193,974,313	0.2%
A copy of Restricted Share Plan as approved by the Shareholders in 2019 is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the SEC website at www.sec.gov.
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Other Information
Indebtedness of Directors, Executive Officers and Others
None of the Company’s Directors, Nominees for Director, executive officers or employees, or former Directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the year ended December 31, 2023, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of any of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
SPIN-OFF OF ANTAMINA NPI
On July 22, 2022, the Company entered into a definitive agreement (the “Antamina NPI Sale Agreement”) with Horizon Copper Corp. ("Horizon"), pursuant to which Horizon agreed to acquire a 1.66% net profits interest (the “Antamina NPI”) on the producing Antamina copper/zinc mine located in Peru (“Antamina Mine”) which the Company acquired from BaseCore pursuant to the BaseCore Transaction, through the acquisition of a wholly-owned subsidiary of the Company that held the Company’s interest in the Antamina NPI (the “Antamina NPI Sale”).
The shareholders of Horizon approved the Antamina NPI Sale at a meeting held on August 29, 2022, and closing was subject to Horizon completing its concurrent financing and obtaining all regulatory approvals. The Antamina NPI Sale closed on June 15, 2023, and, in exchange for the Antamina NPI, the Company received:
—a royalty with payments equal to approximately one-third of the total Antamina NPI, after deducting the cost to Horizon of delivering silver ounces to the Company under the Antamina Silver Stream (as defined below) (the “Residual Antamina Royalty”);
—$20 million in cash;
—a senior secured convertible promissory note in the amount of $149,095,000 made by Horizon in favour of the Company having a maturity date of ten years convertible into common shares of Horizon (“Horizon Shares”) either by Sandstorm or Horizon subject to certain specific conditions; and
—2,329,849 Horizon Shares.
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In addition, upon closing, the Company acquired 1,468,750 Horizon Shares and 734,375 share purchase warrants of Horizon (“Horizon Warrants”) upon the conversion of subscription receipts acquired by the Company in a previously closed Horizon private placement. Each Horizon Warrant entitles Sandstorm to purchase one Horizon Share at an exercise price of C$1.10 per share for a period of four years from the date of issuance. Following the completion of all of the foregoing transactions, the Company owns 29,274,086 Horizon Shares, representing approximately 34% of the outstanding Horizon Shares on a non-diluted basis. The Company is restricted from converting any securities which it holds in Horizon, to the extent that, after giving effect to such conversion or issuance, the Company, alone or together with any of its affiliates, would beneficially own in excess of 34% of the outstanding Horizon Shares immediately after giving effect to such conversion or issuance on a non-diluted basis.
Concurrently with the foregoing, the Company and Horizon entered into a silver purchase agreement (the “Antamina Silver Stream”), pursuant to which, in exchange for an $86 million advance payment, Horizon agreed to deliver Sandstorm refined silver equal to 1.66% of all silver production from the Antamina Mine. The Company agreed to make ongoing payments for each ounce of silver received under the Antamina Silver Stream equal to 2.5% of the spot price per ounce of silver.
The Company currently holds the Antamina Silver Stream and the Residual Antamina Royalty.
Nolan Watson is the Chief Executive Officer and a Director of the Company. He is also a director and the Chairman of Horizon. Mr. Watson abstained from voting with respect to the approval of the Company’s spin-off transactions with Horizon by the Company’s Board of Directors and by the Board of Directors of Horizon. Mr. Kazemi, the Company’s Chief Financial Officer, was appointed as an additional director of Horizon and as its President and Chief Executive Officer on August 29, 2022.
Certain of the Company’s Directors and officers and/or their associates currently own Horizon Shares and/or Horizon Warrants. Each of these persons are independent of Horizon (with the exception of Messrs. Watson and Kazemi) and each currently hold less than 1% of the outstanding Horizon Shares, except for Messrs. Watson and Kazemi who currently hold less than 2% (in the case of Mr. Kazemi) and slightly more than 3% (in the case of Mr. Watson) of the outstanding Horizon Shares, on a non-diluted basis.
Other than as set forth above and except for the fact that certain Directors and officers are Shareholders, no informed person (as defined in NI 51-102) of the Company or proposed Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.
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Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than the election of Directors or the appointment of auditors, no (a) person who has been a Director or executive officer of the Company at any time since the beginning of the Company's last financial year, (b) proposed Nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Management Contracts
No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the Directors or executive officers of the Company or its subsidiaries.
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Corporate Governance
Overview
In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of Board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing Directors, specified disclosure of its corporate governance practices must be included in its management information circular.
The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and Shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance Shareholder value. The Board fulfills its responsibilities directly and through the Audit Committee at regularly scheduled meetings or as required. The Board meets at least once every quarter to review the Company’s business operations, corporate governance matters, financial results and other items. The frequency of meetings may be increased, and the nature of the agenda items may be changed, depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
As a foreign private issuer, the Company is not required to meet all the corporate governance listing standards of the NYSE. However, the Company’s practices meet most of the NYSE corporate governance listing standards. Information about the significant differences between our corporate governance practices and the NYSE corporate governance listing standards can be found in our most recent Form 40-F filed with the SEC and available at www.sec.gov and on the Company’s website at www.sandstormgold.com.
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Corporate Governance Initiatives Implemented in 2016 and 2017 in Order to Reflect Current Best Practices:
÷	Quorum increased to 25% for shareholder meetings
÷	CEO/Chairman roles have been separated
÷	Clawback Policy implemented (updated in November 2023)
÷	Robust Anti-Hedging Policy implemented
÷	Stock Ownership Guidelines Policy for executives/directors
÷	Formal Corporate Governance & Nominating Committee in place
÷	Formal Compensation Committee in place
÷	Formal Board & Committee Self-Assessment Questionnaires implemented

Corporate Governance Matters Implemented in 2023 and 2024 in Order to Reflect Current Best Practices:
÷	Clawback Policy updated in order to comply with new NYSE rules
÷	Formal Sustainability Committee put in place

A copy of the current Articles of the Company, as updated and approved by the Shareholders in 2016, is available under the Company’s profile on SEDAR+ at www.sedarplus.ca (filing date April 21, 2017) and on the SEC website at www.sec.gov.
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Board of Directors
Role of the Board
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act with a view towards the best interests of the Company. In accordance with the new Terms of Reference for the Board of Directors, the Board is responsible for the oversight and review of the development of, among other things, the following matters:
a)the strategic planning process of the Company;
b)an annual strategic plan for the Company which takes into consideration, among other things, the risks and opportunities of the Company’s business;
c)identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
d)annual capital and operating budgets which support the Company’s ability to meet its strategic objectives;
e)material acquisitions and divestitures;
f)succession planning, including appointing, training and monitoring the development of senior management;
g)a communications policy for the Company to facilitate communications with investors and other interested parties;
h)a reporting system which accurately measures the Company’s performance against its business plan; and
i)the integrity of the Company’s internal control and management information systems.
The operations of the Company do not support a large Board and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent Directors are able to meet at any time without any members of management, including the non-independent Directors, being present. Further supervision is performed through the Audit Committee, the Compensation Committee, the Corporate Governance & Nominating Committee and the newly formed Sustainability Committee.
You can access the full text of the new Terms of Reference for the Board of Directors on the Company’s website at www.sandstormgold.com.
Independence of the Board
The Board has considered the relationships of each of the Directors to the Company and determined that five of the eight members of the current Board, all of whom are Nominees, qualify as independent Directors. The Board reviews independence in light of the requirements of the Governance Guidelines, the Governance Disclosure Rule and the NYSE rules. None of the independent Directors has a material relationship with the Company which could impact their ability to make independent decisions.
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David E. De Witt (Non-Executive Chairman of the Board), Andrew T. Swarthout, John P.A. Budreski, Mary L. Little and Vera Kobalia are independent. Nolan Watson is not independent as he is the President and CEO of the Company. David Awram is not independent as he is the Senior Executive Vice-President of the Company. Elif Lévesque, pursuant to the Governance Guidelines and the NYSE rules, will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad which was entered into upon the closing of the Nomad acquisition by the Company in August of 2022.
Kindly refer to the below independence chart:
Independence Chart

Director/Nominee	Independent	Reason, if not Independent

Nolan Watson	X	President and CEO
David Awram	X	Senior Executive Vice-President
David E. De Witt	✓
Andrew T. Swarthout	✓
John P.A. Budreski	✓
Mary L. Little	✓
Vera Kobalia	✓
Elif Lévesque	X	Will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad
During the year ended December 31, 2023, the independent Directors held a formal in camera session at five of their six full Board meetings, during which in camera sessions non-independent Directors/members of management were excused. The Board may excuse members of management and conflicted Directors from all or a portion of any meeting where a conflict or potential conflict of interest arises or where otherwise deemed appropriate.
Position Descriptions
The Board has developed a written Role Statement for Non-Executive Chairman of the Board of Directors and a Role Statement for Chief Executive Officer. The Board has not developed a position description for the Chair of each of the Audit Committee, the Corporate Governance & Nominating Committee, the Compensation Committee or the Sustainability Committee. However, the Board has developed a Terms of Reference for each of the Corporate Governance & Nominating Committee, the Compensation Committee and the Sustainability Committee. The Audit Committee has a Charter. The Chair of each committee is responsible for ensuring that his/her committee fulfills its responsibilities and duties under its respective Charter/Terms of Reference, as the case may be. Each of these Terms of Reference and the Audit Committee Charter may be accessed on the Company’s website at www.sandstormgold.com.
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Participation of Directors in Other Reporting Issuers
The participation of the Directors in other reporting issuers is described in each Director profile provided under "PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors" in this Circular. The Corporate Governance & Nominating Committee has reviewed and assessed the number of outside directorships and executive positions held by the Company’s Directors and has considered whether each Director in question will be reasonably able to meet his/her duties in light of the responsibilities associated with fulfilling his/her duties as a Director of the Company as well as whether conflicts of interest will arise on as a result of any outside directorships or outside executive positions. Having regard to their qualifications, attendance record and valuable contribution as members of the Company’s Board/committees, the Corporate Governance & Nominating Committee has determined that none of the proposed Nominees for Director are over boarded as a result of their outside directorships.
In particular, they have determined that Mr. Budreski’s outside directorships and executive officer positions have not in the past, nor are they expected in the future, to interfere with or impede his ability to discharge his duties and responsibilities as a Director of the Company.
Separation of Chairman and CEO Roles and Related Position Descriptions
The Board appointed Mr. De Witt, an independent member of the Board, as the Lead Independent Director of the Company in January of 2013 when Mr. Watson was appointed as Chairman of the Board. In accordance with the Company’s commitment to corporate governance best practices, effective March 30, 2016, the Board separated the roles of Chairman and CEO and removed Mr. De Witt as Lead Independent Director and appointed him as Non-Executive Chairman of the Board. Mr. Watson retains the roles of President and CEO.
ROLE OF THE CEO
The CEO has overall responsibility for providing leadership and vision to develop business plans that meet the Company’s corporate objectives and day-to-day management of the operations of the Company. The CEO is tasked with ensuring that the Company is effectively carrying out the strategic plan approved by the Board, developing and monitoring key business risks and ensuring that the Company has appropriate policies and procedures in place to ensure the accuracy, completeness, integrity and appropriate disclosure of the financial statements and other financial information of the Company and, together with the CFO, he is responsible for establishing and maintaining appropriate internal controls over financial reporting, disclosure controls and procedures and, as required, processes for the certification of public disclosure documents. The CEO is the Company’s principal spokesperson to the media, investors and the public.
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ROLE OF THE NON-EXECUTIVE CHAIRMAN OF THE BOARD
Mr. De Witt’s primary roles are to chair all meetings of the Board and Shareholders and to manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. These responsibilities include setting the meeting agendas, ensuring that the Board works together as a cohesive team with open communication and assisting the Board, the committees of the Board, individual Directors and the Company’s senior officers in understanding and discharging their obligations under the Company’s system of corporate governance.
Orientation and Continuing Education
As the Company has only had three Directors appointed to the Board since 2014 (all of whom are women) who were new to the Company, the Company does not have formal orientation and training programs in place for its new Directors and, instead, has adopted a tailored approach depending on the particular needs and focus of the Director being appointed. New Board members are provided with:
1)information respecting the functioning of the Board and its committees and copies of the Company's corporate governance policies;
2)documents from recent Board meetings;
3)access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
4)access to management and technical experts and consultants; and
5)a summary of significant corporate and securities responsibilities.
In addition, the Company has a program where Directors and management are provided with, review and discuss, developments in corporate governance, accounting practices, financing and the resource industry in general.
Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.
Directors are expected to attend all scheduled Board and committee meetings in person, although attendance by telephone or by video conference is permissible. Directors are also expected to prepare thoroughly in advance of each meeting, and to stay for the entire meeting, in order to actively participate in the Board’s deliberations and decisions. If there are unforeseen circumstances and a Director is unable to attend a meeting, he/she is expected to contact the Chairman, the CEO or the Corporate Secretary of the Company as soon as possible after the meeting for a briefing on the substantive elements of the meeting.
During 2020 and 2021, external continuing education opportunities and in-person interactions were not advisable due to the COVID-19 pandemic, associated travel restrictions and public health advisories. Due to these restrictions, Board and committee meetings held during 2020 and 2021 were either by video conference or by hybrid meeting format (in person/virtual), all in compliance with public health orders enacted in response to the COVID-19 pandemic and related safety guidelines. During 2022, external
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continuing education opportunities (such as site visits) and in-person interactions started to become more available following the easing of COVID-19 restrictions and public health advisories. Board and committee meetings held during 2022 were either by video conference or by hybrid meeting format (in person/virtual), all in compliance with public health orders and related safety guidelines. Management continued to provide management presentations on such matters as enterprise risk management, compensation policies and strategies, the Company’s portfolio of assets, analyst and other reports, corporate performance reviews and merger and acquisition strategies in mining, energy and other commodities. Also, where applicable, presentations from outside advisors/experts/third parties were provided, including ones on the topic of ESG and climate-related risks and strategies. Board and committee meetings held during 2023 were either by video conference or by hybrid meeting format.
Expectations of Management
The Board expects management to operate the business of the Company in a manner that enhances Shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.
Nomination of Directors
The Company does not have a stand-alone nomination committee. The Corporate Governance & Nominating Committee has responsibility for leading the process for identifying and recruiting potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence, and other factors. Members of the Board and representatives of the mining industry are consulted for possible candidates.
The Corporate Governance & Nominating Committee has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by the Company’s existing Directors. The skills and competencies are as follows: experience with respect to the mining and global resource industry, mergers and acquisitions, accounting/financial controls, finance and capital markets, risk management, legal and regulatory matters, human resources and compensation matters, corporate governance, ESG, climate change, international experience, public policy and government relations, political risk assessment, public company boards and public company management. Set out below are the skills identified for each Director.

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Skills Matrix

Skills	Nolan Watson	David Awram	David E. De Witt	John P.A. Budreski	Andrew T. Swarthout	Mary L. Little	Vera Kobalia	Elif Lévesque

Mining Industry/Mining & Exploration/Global Resource Industry	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓	X	✓
Finance & Capital Markets	✓	✓	✓	✓	✓	✓	X	✓
Accounting/Financial Controls	✓	✓	✓	✓	✓	✓	X	✓
Legal and Regulatory	✓	X	✓	X	X	X	X	✓
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources & Compensation	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓
ESG	✓	✓	✓	✓	✓	✓	✓	✓
Climate Change	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Boards	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Management	✓	✓	✓	✓	✓	✓	X	✓
Public Policy and Government Relations	✓	✓	✓	X	✓	✓	✓	X
International Experience	✓	✓	✓	✓	✓	✓	✓	✓
Political Risk Assessment	✓	✓	X	X	✓	X	✓	X
The Board has adopted a policy regarding majority voting for the election of Directors. This policy is described under “PARTICULARS OF MATTERS TO BE ACTED UPON - Election of Directors” in this Circular and is available on the Company’s website at www.sandstormgold.com.
Compensation of Directors and Officers
Please refer to the comprehensive discussion contained within the “EXECUTIVE COMPENSATION — Compensation Discussion and Analysis” section of this Circular for information regarding compensation of the Company’s NEOs.
Kindly also refer to the Summary Compensation Table located within the “EXECUTIVE COMPENSATION” section of this Circular for specific details.
As previously discussed in this Circular, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as a consultant or expert. For specific details regarding compensation of the Company’s Directors, please refer to the “EXECUTIVE COMPENSATION — Director Compensation” section of this Circular.
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Assessments
In early 2017, the Chairperson of the Corporate Governance & Nominating Committee, in conjunction with management and the Company’s Corporate Secretary, reviewed and considered updates published in November 2016 by ISS (as hereinafter defined in this Circular) to its Governance QualityScore program (formerly known as QuickScore) for the 2017 proxy season. As a result of this review, the Company developed and implemented a Board Self-Assessment Questionnaire (“Board Questionnaire”) for 2017 which was sent to the Board members for completion and return, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2017. It was established that the Board Questionnaire would be reviewed and updated by the Corporate Governance & Nominating Committee and circulated to the Board for completion and return on an annual basis. Accordingly, the Board Questionnaire was sent to the Board members again in 2018 and in 2019, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires and reported the results to the full Board at meetings held in February 2018 and February 2019. Subsequently, in early February 2020, the Board Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s then three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee collected and assessed the completed questionnaires, reported the results to the full Board at a meeting held in February 2020 and facilitated discussions. In each of January 2021 through 2024, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at meetings held in each of February 2021 through 2024 and facilitated discussions.
The Board & Committee Self-Assessment Questionnaire explored the views of the Board in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE BOARD

Board Composition	Size, proportion of independent Directors, Board talent inventory, Director selection and succession plan
Board Committees	Number of committees, effectiveness of committees, scope of activities, communication with the Board
Board Leadership Structure and Dynamics	Participation, discussion, tone at the top, use of available skills, teamwork and disagreements
Board Information and Communication	Pre-meeting information, in-meeting information, information between meetings, timeliness of Board materials, operating history and financial information, compliance information, control process information, regulatory developments, industry information, goals, objectives, strategies, long-term plans and minutes of meetings
Access to Officers, Counsel and Auditors	Accessibility of officers, communication, access to counsel and access to auditors
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KEY AREA	SPECIFIC ITEMS ASSESSED BY THE BOARD
Meeting Process	Frequency of meetings, length of meetings, meeting locations, agenda items, conduct of meetings, allocation of Board meeting time, focus on risk issues, focus on corporate strategy, appropriateness of questions, informal discussion and executive sessions of independent Directors
Board Responsibilities and Accountability	Independent perspective, time commitment of Directors, monitoring of performance, conflicts of interest, Board role and oversight
Director Compensation	Compensation levels and compensation process
The Committee Functioning Questionnaire portion of the Board & Committee Self-Assessment Questionnaire explored the views of the members of each of the Audit Committee, Compensation Committee and the Corporate Governance & Nominating Committee in the following key areas:

KEY AREA	SPECIFIC ITEMS ASSESSED BY THE RESPECTIVE COMMITTEE MEMBERS

Committee Meetings
Whether the respective committee meetings are conducted in a manner which ensures that their Charters/Terms of Reference are met and that there is: (a) open communication, (b) meaningful discussion; (c) timely resolution of issues; and (d) independence from management.
Whether the respective committee meetings are appropriate in terms of: (a) number (regular and special); (b) length (both presentation and discussion); and (c) content.

Committee Pre-Meeting Material	Whether committee pre-meeting material is appropriate (i.e. that it is): (a) useful and relevant; (b) timely; (c) in an efficient format; and (d) in the right amount of detail
Committee Chairs	Whether the Chair of each committee is effective in: (a) setting the committee agenda – both the annual generic agendas and individual meeting agendas; (b) running committee meetings; and (c) and providing information to the Board relative to the respective committee’s issues and initiatives.
Committee Member Comments on Specific Topics	Comments were requested from the members of each committee on the following topics: (a) the committee’s most significant accomplishment in the past year has been; (b) the committee’s most important priority going forward should be; (c) the committee’s plans for continuous improvement of its processes and role are; and (d) emerging trends the committee members feel their respective committees may have to respond to.
Prior to 2017, the Board conducted informal annual assessments of its effectiveness, along with the effectiveness of the individual Directors and its three committees. To assist in its review, the Board conducted informal surveys of its Directors and received informal reports from the Company’s then three committees respecting their own effectiveness. As part of these past and current assessments, the Board and/or the three committees, as applicable, reviewed their respective Charters/Terms of Reference and, where necessary, conducted reviews of applicable corporate policies.
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Succession Planning For President and Chief Executive Officer
The Board is responsible for succession planning for the role of the President and Chief Executive Officer of the Company, with the assistance of the Corporate Governance & Nominating Committee.
The Board recognizes that succession planning at the Company is challenged by the limited number of employees which the Company has. Ultimately, an external hire may be necessary for the President and Chief Executive Officer role depending on the circumstances at the time of vacancy. Management and the Board seek opportunities to interact with, mentor and develop potential eventual internal successors. Management and the Board also encourage all employees to engage in professional development and training to improve their skills and abilities. In the event of an emergency, the Board and the Corporate Governance & Nominating Committee have temporary succession plans which can be implemented. The Company is confident that appropriate succession strategies are being implemented to ensure that the Company’s business will continue to be strongly managed in the future.
Ethical Business Conduct
The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to Shareholders. The Board has adopted a Code of Business Conduct and Ethics (the “Code”) to document the principles of conduct and ethics to be followed by its employees, officers and Directors and has instructed such persons to abide by the Code. The Board intends that it will review compliance with the Code on an annual basis until the Company has grown to a size which warrants more frequent monitoring. On April 29, 2021, the Code was updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining the Company’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labour and child labour, as well as other provisions. There have been no human rights allegations related to Sandstorm in the history of the Company.
The Code’s purpose is to: (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the securities regulators and in other public communications made by the Company; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of the Code; (vi) promote accountability for adherence to the Code; (vii) provide guidance to employees, officers, and Directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster the Company’s culture of honesty and accountability.
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In addition, the Board, through its meetings with management and other informal discussions with management, encourages a culture of ethical business conduct and believes the Company’s high caliber management team promotes a culture of ethical business conduct throughout the Company’s operations and is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.
It is a requirement of applicable corporate law that Directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of Directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company’s Articles, which are made available to Directors and senior officers of the Company.
To date, the Company has not been required to file a material change report relating to a departure from the Code by any of its Directors or executive officers.
A copy of the Code is posted on SEDAR+ at www.sedarplus.ca and was also filed with the SEC as an exhibit to our Form 40-F for the year ended December 31, 2022, and is available at www.sec.gov. The Code may also be accessed on the Company’s website at www.sandstormgold.com.
The Company would also like to note that it has a Code of Business Conduct and Ethics - Consultants in place for the Company’s consultants and expects all its consultants to comply at all times with the principles of this document while working with the Company. The Code of Business Conduct and Ethics - Consultants may also be accessed on the Company’s website at www.sandstormgold.com.
Effective May 2, 2024, the Company has also adopted a Partner/Supplier Code of Conduct intended to document the principles of conduct and ethics to be followed by the Company's suppliers, including our streaming partners. This new Partner/Supplier Code of Conduct may also be accessed on the Company’s website at www.sandstormgold.com.
Social and Environmental Commitment
In April 2021, the Company published its inaugural annual Sustainability Report for 2020, which described the Company’s approach to sustainability and environmental, social and governance issues. In May 2022, the Company published its Sustainability Report for 2021, in May 2023, the Company published its Sustainability Report for 2022 and in May 2024, the Company published its Sustainability Report for 2023 (the “2023 Sustainability Report”). A copy of the 2023 Sustainability Report is available on the Company’s website at www.sandstormgold.com. The 2023 Sustainability Report does not form part of, nor is it incorporated by reference into this Circular.
The properties over which the Company holds Streams, royalties and other interests are owned and operated by independent mining companies and the Company does not exercise control or influence over the activities of the property owners/operators. However, the Company is committed to furthering the responsible development of mineral projects and the sustainable extraction of metals through its financial investments, including with respect to environmental factors (e.g., social license to operate, toxic
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emissions and waste, biodiversity and land use and water stress), social considerations (e.g., occupational health and safety, labour management) and governance issues (e.g., corruption and instability, corporate governance) (collectively “ESG”).
Indirect Exposure Overview
Because the Company does not directly own or operate the projects, it has indirect exposure to ESG issues that can arise during the life cycle of a resource project. The Company’s indirect exposure to ESG risk factors are mitigated in part by the Company’s diversified portfolio of Streams, NSRs and other royalty agreements and interests of which 40 of the underlying mines are producing. There is no evidence of a statistical relationship or positive correlation between the ESG successes and challenges at the various mining projects within the Company’s portfolio, indicating a clear diversification benefit to the Company’s portfolio approach. The Company is committed to furthering sustainable development in the mining and metals industry through its investments and seeks to address ESG risks through the Company’s due diligence process that guides its investment decisions.
The Company does not control or influence the operations of any of the properties over which it has a Stream or royalty or other interest. The Company’s strategy to mitigate ESG risks involves a thorough investigation and evaluation of the risk factors related to a mineral property prior to making an investment. Once an investment is made, the Company has no control over the project or the various ESG risks that can be associated with a mine. It is therefore the aim of the Company’s due diligence process to successfully identify projects and companies that will act and operate in a responsible and sustainable manner.
The Company drives shareholder value by realizing long-term investment opportunities in mining assets. Often the Company’s royalties outlive the operators of the asset, so the Company considers not only how a mine functions under current management and conditions, but how it will operate under future operators and markets. ESG factors play a central role in determining the success of a long-term investment. While the Company has no control over a project or the various ESG risks associated with a mine, it recognizes that a good investment is a mine that will function safely, successfully, and with multi-generational support of local communities and government.
The Company’s management team applies a multi-disciplinary approach when evaluating potential transactions. In addition to relying on management’s expertise, the Company benefits from the experience and expertise of its Board of Directors. Board members are active in the review of potential material investments including participation in due diligence and providing technical, operational, political, financial, environmental, corporate social responsibility, and other expertise where applicable. The due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, government policy and finance. By conducting a robust and detailed due diligence process, the Company endeavours to invest in projects with relatively low ESG risk. Where appropriate, the due diligence process involves, among other things, thorough desktop studies, the engagement of expert consultants, extensive interviews with the project management team, site visits as well as in depth deliberation. The Company determines if an investment should be made based on overall criteria, including ESG factors. The overall criteria are reviewed regularly by management and/or the Board where applicable. The Company routinely engages third-party experts to assist in the evaluation of
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new investments, which can include external legal counsel (including in the jurisdictions in which a project is located), technical consultants, and other consultants for purposes that can include ESG factors.
After making an investment, the Company has avenues in place to monitor, where appropriate, the ESG performance of its counterparties on an ongoing basis. The Company’s Stream and royalty agreements typically include the following types of provisions for ongoing due diligence and to reduce exposure to ESG risks: audit and inspection rights, reporting obligations, transfer restrictions and security. In addition, the Company manages ESG risks arising from current Streams and royalties by undertaking ongoing due diligence where applicable, which can include but is not limited to, site visits, ongoing dialogue with the operators, and review of the corporate and social responsibility reports that are published by the Company’s partners. The Company closely monitors and relies on public disclosures of its operators.
The Company endorses the ICMM Principals, the IFC Environmental, Health and Safety Guidelines for Mining and the e3Plus Framework for Responsible Exploration.
In anticipation of the pending reporting obligations under Canada’s Bill S-211, known as the Fighting Against Forced Labour and Child Labour in Supply Chains Act, which aims to combat modern slavery in the form of forced labour and child labour, the Company is conducting a review with a view to aligning with the new Canadian legislative requirements and assisting the Company comply with the provisions of such act, if and when applicable to it.
Direct Exposure Overview
The Company has policies and programs in place to manage ESG risk factors that are directly related to the Company. These policies and programs are regularly reviewed by the Company’s internal Corporate Social Responsibility (“CSR”) Committee, which reports directly to the CEO and CFO.
In 2023, the Company committed to the creation of an ESG sub-committee, whose mandates were to be focused on climate and ESG risks and opportunities, the Company’s practices and policies, and any disclosures or initiatives required. In March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee comprised of three members of the Board. The purpose of the Sustainability Committee is to assist the Company in fulfilling its responsibilities in respect of ESG matters.
Going forward, the Company’s internal CSR Committee will report to and meet with the members of the Sustainability Committee regularly to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability.
The social policies and programs discussed below are reflective of the Company’s commitment to a high standard of employee management practices including a safe and inclusive workplace, competitive compensation and benefits, training and learning opportunities and channels for employee engagement. The Company seeks to incorporate industry best practices with regards to governance, is committed to conducting its business with integrity, maintaining high ethical standards and contributing to the community in which it operates.
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The Company reported under the Task Force on Climate-Related Financial Disclosures for the first time for 2021 and continues to report under this task force. As part of its continual improvement in disclosures, the Company included its Scenario Analysis for the first time in 2022 and then again for 2023, as discussed below in the section entitled “Task Force on Climate-Related Financial Disclosures”.
The Company’s direct environmental impact and carbon footprint is small. The Company operates solely within an office environment with a relatively small workforce. The Company currently has 28 full-time employees split between the Vancouver head office and a smaller Toronto office.
Until November 2023, the Company’s head office was situated in a LEED Gold certified building in Vancouver, British Columbia, Canada (the “Previous Office Premises”). The LEED Canada rating system applies a rigorous, internationally recognized standard measuring and evaluating the effectiveness of a property’s sustainable practices and policies in a range of green categories. LEED addresses whole-building cleaning, general maintenance issues, recycling programs, exterior maintenance, and systems upgrade or modernization.
The Company is an office-based company and, until November 2023, occupied approximately one-half of one floor in its former Vancouver office building and a small office space in Toronto. With its relatively small workforce, the Company’s impact on the environment is extremely limited. Sandstorm does not have any Scope 1 emission activities or sources within the Company’s operational control to report with respect to its Previous Office Premises. Within those Previous Office Premises, the Company had a robust composting and recycling program that was utilized by all employees. In 2022, the Company established a methodology for measuring Scope 3 greenhouse gas emissions from the Company’s mining partners productions, and Sandstorm continues to include emissions as part of its reporting in its 2023 Sustainability Report.
In November 2023, the Company re-located its head office to a LEED Platinum certified building in Vancouver, British Columbia, Canada. Platinum is the highest certification available. The Company now occupies approximately two floors in its new Vancouver head office as well as a small office space in Toronto.
Regardless of the size and nature of the Company’s operations, the Company believes it is important to report on its annual emissions output in the spirit of transparency and working towards a more sustainable future. The Company has been reporting its Scope 2 and relevant Scope 3 emissions in line with the Greenhouse Gas (“GHG”) Protocol through the CDP (formerly known as the Carbon Disclosure Project) Climate Change Questionnaire since 2019. As a summary, for 2023, its Scope 2 GHG was 24.3 metric tonnes CO2e, and Scope 3 GHG was 85,444.9 metric tonnes CO2e. The Company’s Scope 3 emissions for 2023 also included its mining partners Scope 1 and Scope 2 emissions, and is discussed in more detail in the 2023 Sustainability Report.
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In respect of the Scope 2 data, all of the Company’s consumed energy comes from Vancouver’s energy grid, and more than 90% of the Company’s generated electricity is sourced from hydropower. All of the Company’s water withdrawal comes from municipal water supplies, which come from three local reservoirs. No water is sourced from regions with High or Extremely High Baseline Water Stress. The Company did not recycle or reuse any water used in 2019 through 2023. Information in respect of the total Scope 3 emissions includes activity data from flight, car and bus travel records for the Company’s employee business travel and employee commuting to and from the office.
In 2021, the Company committed to becoming carbon neutral by 2035 and, in 2023, the Company accomplished the first step of this goal, becoming carbon neutral for Scope 2 emissions.
Industry Ranking and Memberships
The Company is continuously graded on its ESG efforts by some of the world’s most reputable agencies. In addition, the Company has voluntarily committed to certain regulatory bodies and member groups that work to promote sustainability best practices on a global scale.

MSCI	MSCI creates industry-leading, research enhanced solutions that investors use to gain insight into and improve transparency across the investment process. Every year MSCI provides rankings for corporations in a wide range of industries in order to grade companies on their ESG efforts. The Company has maintained an MSCI rating of “AA” since June of 2021.
Sustainalytics	Sustainalytics’ ESG Risk Ratings measure a company’s exposure to industry-specific material ESG risks and how well a company is managing those risks. This multi-dimensional way of measuring ESG risk combines the concepts of management and exposure to arrive at an assessment of ESG risk (i.e., a total unmanaged ESG risk score or the ESG Risk Rating) that is comparable across all industries. Sustainalytics’ ESG Risk Ratings provide a quantitative measure of unmanaged ESG risk and distinguish between five levels of risk: negligible, low, medium, high and severe. The Company’s current ESG risk rating by Sustainalytics is “Low Risk”.
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World Gold Council
The Company is a member of the World Gold Council, a community of members in the gold industry who are committed to responsible corporate practices. Members of the World Gold Council are required to commit to the council’s Responsible Gold Mining Principles, which outline a number of corporate responsibility measures as they relate to ESG matters. As a royalty company that does not operate mines, the Company has agreed to endorse these principles and ensure that the Company’s due diligence process reflects these commitments. The Company’s existing portfolio of royalties already includes several projects owned and operated by World Gold Council members. The Responsible Gold Mining Principles cover the following key areas: ethical conduct; understanding impacts of mining; supply chain; health and safety; human rights and conflict; labour rights; working with communities; environmental stewardship; biodiversity, land use and mine closure; and water, energy, and climate change.

UN Global Compact	The UN Global Compact aims to mobilize a global movement of sustainable companies and stakeholders by aligning their strategies and operations with the UN Global Compact’s ten principles on human rights, labour, environment and anti-corruption. To further demonstrate the Company’s commitment to incorporate the spirit of these ten principles into the Company’s corporate strategies, policies and procedures, the Company joined the United Nations Global Compact in February 2020. As a member, the Company has committed to annual reporting of the Company’s progress in aligning its operations and corporate strategy with the ten principles and to take actions that support broader UN goals.
A more fulsome discussion on these and related matters can be found in the 2023 Sustainability Report which is available on the Company’s website at www.sandstormgold.com. The 2023 Sustainability Report does not form part of, nor is it incorporated by reference into this Circular.
Task Force on Climate-Related Financial Disclosures Discussion
The Company recognizes the importance of continuing actions to reduce climate change. In addition to reporting its progress on GHG and climate change in its 2023 Sustainability Report, the Company also discloses through CDP, formerly known as the Carbon Disclosure Project.
2022 (for the 2021 year) marked the first year that the Company aligned its sustainability reporting with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”). In 2023 (for the 2022 year) Sandstorm aligned its sustainability reporting with the recommendations of the TCFD, and it was the first year that the Company included its Scenario Analysis within its reporting.
Some of the discussion items covered on this topic in the Company’s most recent sustainability reporting are covered above and accordingly, are generally not repeated under this section of the Circular.
Kindly note that specific “Task Force on Climate-Related Financial Disclosures Risks” are contained in the “Risk Factors” section of the Company’s Annual Information Form dated March 27, 2024, for the financial year ended December 31, 2023 (“AIF”), which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca . The AIF does not form part of, nor is it incorporated by reference into this Circular.
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Governance around Climate-Related Risks and Opportunities
The Board and relevant subcommittees provide oversight on the Company’s approach to climate change, and to its overall ESG risks. This includes considerations of climate-related opportunities and risks affecting the Company’s business. The following Board Committees have oversight of ESG and climate-related opportunities, risks, and disclosures:
—Corporate Governance & Nominating Committee—has worked with management to develop and recommend to the Board the Company’s approach on ESG, including climate-related issues; has reviewed the adequacy of the Company’s ESG practices and policies and recommended any changes to the Board; and has approved the adoption of any ESG-related standards or initiatives. Where applicable, this committee has also engaged with the Company’s stakeholders in respect of ESG issues.
—Audit Committee—oversees the Company’s risk management which, before the formation of the new Sustainability Committee, included climate change. This includes a review of the Company’s key risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or mitigated by reviewing management’s assessment of the significant risks and exposures impacting the Company.
—Sustainability Committee—the purpose of the Company’s new Sustainability Committee is to assist the Company in overseeing environmental, sustainability and corporate responsibility/governance matters consistent with corporate objectives and stakeholders’ expectations.
The Board and Audit Committee regularly meet with senior management to determine the Company’s strategy with respect to its risks and exposures. Management discusses ESG-related risks and strategies, including climate-related strategies, with the Board on a regular basis.
The Board, and relevant subcommittees, oversee senior management, who are responsible for the execution of ESG and climate-related opportunities and for the management of ESG and climate-related risks. The CEO is responsible for the leadership on ESG and climate-related matters, and the Company’s internal VP, Financial Analysis & Sustainability has executive responsibility over the Company’s ESG strategy, external ESG-related disclosures and internal reporting of ESG performances, trends, risk and opportunities to the Board. ESG strategy, and managing climate-related risks, has been considered where applicable, in each of the Company’s departments, with specific consideration by the Company’s technical team when undergoing due diligence of new opportunities, as further discussed in the 2023 Sustainability Report.
As mentioned above in this Circular, in March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee. Going forward, the Company’s internal CSR Committee will report to and meet with the members of the Sustainability Committee regularly to push the Company toward improved ESG performances and disclosures, working to create the Company as the leading royalty and streaming company when it comes to sustainability.
Sandstorm’s senior executives regularly attend Board meetings, and provide updates on royalty acquisition opportunities, which include, where applicable, ESG and climate-related considerations.
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Where materially adverse ESG or climate-related considerations arise during the due diligence process, management and/or the Board may decide not to proceed with a royalty or stream opportunity. Over the past several years, the Company has rejected potential transactions on the basis of ESG concerns.
STRATEGY — Actual and potential impacts of climate-related risks and opportunities on the Company’s business, strategy, and financial planning
As previously mentioned, the Company operates in an office environment and the Company’s direct environmental impact and carbon footprint is small. Due to the nature of its business, the Company is not directly exposed to the majority of climate-related risks that mining operators face. However, the Company recognizes that climate-related risks are material for its mining stream partners, and in some situations, can pass through to the Company. Specifically, this can occur where climate-related incidents or developments adversely impact either the production at an operation, and therefore, the royalty payments received by the Company and/or the reputation of the Company’s partner, which can have impacts on the Company for having invested in them. To manage its risks, the Company screens for significant risks through its due diligence process before making an investment with a partner. The Company’s due diligence process helps it assess risks and opportunities from climate change on its investments, where applicable. While the Company has determined that climate-related issues are not likely to have a significant impact on its revenues in the short term, the Company recognizes that climate-related risks could materialize in the medium to long-term.
The TCFD recommends that companies conduct at least one climate scenario analysis at 2°C (i.e. average global temperatures of 2°C above pre-industrial levels) or lower to evaluate the potential resiliencies of strategic plans and to identify options for increasing business resiliency to plausible climate-related risks and opportunities through adjustments to strategic and financial plans. The Company has undertaken a scenario analysis to consider long term risks and opportunities associated with climate change to strengthen its strategy and financial planning process. The Company chose to apply a 2°C scenario, focusing particularly on the implications and outcomes for the Company’s Streams and royalties, and the climate-related risks and investment opportunities relating to those commodities. The results of this analysis are included in the Company’s 2023 Sustainability Report.
CLIMATE RISKS
When evaluating new royalty opportunities, the Company employs multiple due diligence methods, which assists in determining climate risks ranging from both short-term to long-term. The Company enters into agreements with mining partners that cover the life of the mines, often with royalties outliving the operators of an asset. Accordingly, the Company defines its time horizons in climate change risk management the following way: Short Term - under 5 years; Medium Term - 5-10 years; Long Term greater than 10 years.
The due diligence process is undertaken by the Company’s management team, using a multi-disciplinary approach when evaluating potential transactions. As mentioned above, the due diligence team consists of professionals with experience and expertise in the fields of geology, mining, metallurgy, engineering, and finance. By conducting a robust and detailed due diligence process, the Company endeavors to invest in projects with a relatively low ESG, and climate-related, risk. Where appropriate, the due diligence process
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will utilize the expertise of third-party consultants. During the due diligence process, climate risks and opportunities may be identified, including potential impacts to the investment related to physical and transition climate change risks. The physical and transition risks that could impact the operations of the Company’s partners and the Company’s results, many of which are considered throughout the due diligence process and through ongoing monitoring are outlined in the “Risk Factors” section of the Company’s AIF for the year ended December 31, 2023, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The AIF does not form part of, nor is it incorporated by reference into this Circular.
RISK MITIGATION THROUGH DIVERSIFIED PORTFOLIO
As noted above, the Company has over 240 royalty and stream agreements, therefore its exposure to climate-related risks is partially mitigated by this diversification. In 2023, the Company’s revenue was made up from 40 producing partners, located in countries throughout the world. This helps mitigate both operator-specific risks, as well as localized climate-related risks. The Company’s due diligence process is focused on identifying high-quality mine operators that share the Company’s values in responsible mining. While the majority of the Company’s revenue is generated through precious metals, including gold and silver, it also receives revenues from various commodity types produced in multiple jurisdictions, which helps mitigate risks impacting broader regions and markets.
To ensure that the Company is partnering with high quality partners, the Company has set the goal to have a percentage of its assets align with sustainability and climate related reporting standards and frameworks by the year 2025. As outlined in the Company’s 2023 Sustainability Report, at that time, 86% of the Company’s producing partners were reporting under a sustainability reporting standard and 61% of the Company’s producing partners were reporting under a climate related reporting standard.
CLIMATE OPPORTUNITIES
The mining industry supplies commodities to sectors that are essential for the transition to a low carbon economy. The Company believes that it is well positioned to participate in climate-related opportunities in connection with this transition. There are climate-related opportunities within the Company’s portfolio (copper and silver), that the Company expects will continue to be available to the Company throughout the short, medium and long-term. For example:
a)Copper is the best nonprecious metal conductor of heat and electricity and is already used in low carbon technologies such as wind, solar power, nuclear power, and electrical vehicles. Therefore, it will play an important role in the decarbonization of the planet. The Company expects in the future there will be significant opportunities for the Company to finance copper operations with the Company’s recently announced strategic mining partner, Horizon, which will have a focus on copper projects. Sandstorm and Horizon may partner together in the future, whereby the Company may purchase a stream on the precious metals by-products from copper project acquisitions made by Horizon;
b)Silver has proven to be invaluable across numerous applications and is essential in the production of both solar panels and electrical vehicles. Silver is also used in electronics,
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alloying, chemical catalysts, and photographic film. Due to its numerous uses, it will play a key role in transitioning from fossil fuels. The Company will continue to look for opportunities to allocate capital into the silver space.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under its streams and royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties. The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Streams and royalty agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.
The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures. In addition, the Company has established an enterprise cyber security awareness training program to validate compliance and effectiveness, which is completed by all employees twice annually.
Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
The Audit Committee is updated on an annual basis, or as needed, for all information security activity.
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Risk Management
One of the important functions of the Board is overseeing the risk management strategy put in place by management. The Board must ensure that management has properly identified the principal risks to the Company’s business and is managing them prudently. The Board considers that the most significant risks facing the Company’s business vary from time to time depending on the prevailing economic climate and the specific nature of the Company’s activities at the relevant time. The Board reviews and considers general as well as particular risks faced by the Company. The Board closely monitors the potential vulnerability of the Company’s operations and financial condition in light of risks that arise in relation to the Company’s business. In addition, the Audit Committee specifically monitors financial risks and the Compensation Committee monitors compensation risks. Please refer to the section in this Circular entitled “EXECUTIVE COMPENSATION, Compensation Discussion and Analysis - Compensation Risk Assessment and Governance” for a discussion regarding compensation risk.
The key factors which drive the Company’s risk profile are set out in the Company’s AIF for the year ended December 31, 2023, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. The AIF does not form part of, nor is it incorporated by reference into this Circular.
Changes in these factors can increase or decrease the Company’s risk profile.
Directors’ and Officers’ Indemnification
Subject to the provisions of the Business Corporations Act (British Columbia) (“BCBCA”), the Company’s Articles provide that the Company will indemnify a current or former Director or officer, or another individual who acts or acted at the Company’s request as a Director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. The Company has also entered into indemnification agreements with Directors and certain officers of the Company in respect of the foregoing. If the Company becomes liable under the terms of such indemnification agreements and/or the Company’s Articles, the Company’s insurance coverage will extend to the Company’s liability; however, each claim will be subject to a deductible. No claims were made or became payable in 2023.
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Key Policy Descriptions
Whistleblower Policy
The Company has adopted a Whistleblower Policy (“Whistleblower Policy”) which permits its employees who feel that a violation of the Code has occurred, or who have concerns regarding accounting, audit, internal controls, financial reporting or ethical matters, to report such violation or concerns on a confidential and anonymous basis to the Audit Committee. Such reporting may be made by e-mail, in writing or by telephone to the Company’s 24-hour whistleblower hotline. The Audit Committee is required to review and investigate each complaint and, if necessary, take appropriate corrective action. The Whistleblower Policy is available on the Company’s website at www.sandstormgold.com.
Stock Ownership Guidelines Policy

Can Only Be Fulfilled Based Upon Ownership of Sandstorm Shares and RSRs

The Company has adopted a Stock Ownership Guidelines Policy (the “Stock Ownership Guidelines Policy”). The Board believes that it is in the best interest of the Company and its Shareholders to align the financial interests of the Company’s executives and non-employee members of the Board with those of the Company’s Shareholders. The Ownership Guidelines (as defined below) are applicable to the Company’s CEO, CFO, the Company’s Senior Executive Vice-President (“SEVP”), the Company’s Senior Vice-President of Corporate Development (“SVP-CD”) and the Company’s Executive Vice-President, Project Evaluation (“EVP-PE”) (the CFO, SEVP, SVP-CD and EVP-PE being collectively referred to in the Ownership Guideline as the “Executive Officers”) and any member of the Board who is not employed by the Company (collectively, the “Guidelines Participants”). The Stock Ownership Guidelines Policy requires that the CEO, the Executive Officers and the Non-Employee Directors of the Company own Shares which have a fair market value equal to the following multiples of the Guidelines Participant’s base salary (or, in the case of a Non-Employee Director, the cash annual retainer paid to the Non-Employee Director by the Company):

Employee Group	Share Ownership Requirement

CEO	5 x annual base salary
Executive Officers (i.e. CFO, SEVP, SVP-CD & EVP-PE)	3 x annual base salary
Non-Employee Directors	3 x annual retainer
(the data in the foregoing table represents, collectively, the “Ownership Guidelines”).
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In calculating Share ownership, Guidelines Participants may include any Restricted Share Rights held by them, but unexercised Stock Options (whether vested or not vested) may not be included.
While a Guidelines Participant is not in compliance with his/her ownership requirement, the Guidelines Participant must retain an amount equal to 50% of his/her net Shares (“Net Shares”) received as a result of the exercise of Stock Options or the vesting of any Restricted Share Rights granted to the Guidelines Participant by the Company. “Net Shares” are those Shares which remain after Shares are sold to pay any applicable exercise price for Stock Options and to satisfy any tax obligations arising in connection with the exercise of Stock Options or the vesting of Restricted Share Rights, as the case may be.
The Stock Ownership Guidelines Policy was first implemented by the Company on March 30, 2016. The applicable guideline level of Share ownership is expected to be satisfied by each of the Guidelines Participants within five years after first becoming subject to the Ownership Guidelines. Ms. Kobalia was elected to the Board at the 2018 Shareholder Meeting and was expected to comply with the Ownership Guidelines by June 15, 2023. In May 2023, after due consideration by the Corporate Governance & Nominating Committee, Ms. Kobalia’s compliance deadline was extended to June 15, 2025. Ms. Lévesque was elected to the Board at the 2023 Shareholder Meeting and is expected to comply with the Ownership Guidelines by June 9, 2028. Ian Grundy, the Company’s former Vice-President, Corporate Development, was promoted to the position of Executive Vice-President, Corporate Development on January 1, 2023, and thus became subject to the Stock Ownership Guidelines Policy on that date. He is expected to comply with the Ownership Guidelines by January 1, 2028.
Once the CEO’s, Executive Officer’s, or Non-Employee Director’s level of Share ownership satisfies the applicable guideline, ownership of that guideline level is expected to be maintained for as long as the Guidelines Participant is subject to the Ownership Guidelines. If a Guidelines Participant falls below the applicable Ownership Guideline due solely to a decline in the value of the Shares, the Guidelines Participant will not be required to acquire additional Shares to meet the Ownership Guidelines, but he or she will be required to retain all Shares then held (except for Shares withheld to pay withholding taxes or the exercise price of Stock Options) until such time as the Guidelines Participant again attains the target multiple.
Since the Ownership Guidelines were first implemented by the Company in March 2016, the Company performed its first analysis of whether each Guidelines Participant meets the applicable Share ownership guidelines in January of 2017, and then again in January of each of 2018 through 2023. The Company performed its most recent analysis in January of 2024 and these results are reported below, as well as the current status of each Guidelines Participant’s holdings under the Ownership Guidelines. Kindly refer to the full text of the Ownership Guidelines for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
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Current Stock Ownership Compliance Summary

Name of Executive/ Independent Director	2023 Equity Ownership Requirement	Value of 2023 Equity Ownership at Jan 1, 2024[6]	2024 Equity Ownership Requirement[5]	Value of 2024 Equity Ownership at May 2, 2024[7]	Ownership Requirement Previously Met[5]

Nolan Watson	5 times (C$2,700,000)[1]	C$8,953,363	5 times (C$2,700,000)[2]	C$10,486,157	✓
David Awram	3 times (C$1,350,000)[1]	C$6,898,894	3 times (C$1,350,000)[2]	C$7,875,544	✓
Erfan Kazemi	3 times (C$1,350,000)[1]	C$2,004,377	3 times (C$1,350,000)[2]	C$2,288,129	✓
Tom Bruington	3 times (C$1,980,000)[1]	C$3,860,609	3 times (C$2,055,000)[2]	C$4,407,141	✓
Ian Grundy	3 times (C$1,290,000)[1]	C$1,727,064	3 times (C$1,350,000)[2]	C$1,971,558	✓
David E. De Witt	3 times (C$873,690)[3]	C$6,883,237	3 times (C$812,670)[4]	C$7,857,671	✓
Andrew T. Swarthout	3 times (C$873,690)[3]	C$479,182	3 times (C$812,670)[4]	C$547,018	✓
John P.A. Budreski	3 times (C$873,690)[3]	C$1,092,280	3 times (C$812,670)[4]	C$1,246.910	✓
Mary L. Little	3 times (C$873,690)[3]	C$2,885,930	3 times (C$812,670)[4]	C$3,294,480	✓
Vera Kobalia	3 times (C$873,690)[3]	C$454,840	3 times (C$812,670)[4]	C$519,230	X NOTE: Ownership Requirement deadline extended to June 15, 2025
Elif Lévesque	N/A	C$927,017	3 times (C$812,670)[4]	C$1,058,251	✓
1.Based on the value of the 2023 base salaries which were set as follows: C$540,000 for Mr. Watson; C$450,000 for Mr. Awram; C$450,000 for Mr. Kazemi; C$660,000 for Mr. Bruington; and C$430,000 for Mr. Grundy.
2.Based on the value of the 2024 base salaries which were set as follows: C$540,000 for Mr. Watson; C$450,000 for Mr. Awram; C$450,000 for Mr. Kazemi; C$685,000 for Mr. Bruington; and C$450,000 for Mr. Grundy.
3.Based on the value of the 2023 annual cash retainer (C$291,230) awarded to each independent Director in December 2022.
4.Based on the value of the 2024 annual cash retainer (C$270,890) awarded to each independent Director in December 2023.
5.The Ownership Guidelines provide that, in the event of an increase in a Participant's base salary or annual retainer, he or she will have five (5) years from the time of the increase to acquire any additional Shares required to meet the Ownership Guidelines. The Ownership Guidelines also contain a provision in the event that a Guidelines Participant satisfies the applicable guidelines and then falls below the applicable Ownership Guidelines due solely to a decline in the value of the Shares.
6.Based on the average closing price of the Shares (for the last 20 trading days) on the TSX during the period November 30, 2023 - December 29, 2023 (being the last trading day in 2023), of C$6.64.
7.Based on the closing price of the Shares on the TSX on May 2, 2024, of C$7.58.
Clawback Policy
The Company adopted a Clawback Policy in order to maintain a culture of focused, diligent and responsible management which discourages conduct detrimental to the growth of the Company and its subsidiary entities and to ensure that incentive-based compensation paid by the Company to “Executive Officers” (as defined in the Clawback Policy, which includes the CEO) is based upon accurate financial data and that erroneously awarded incentive-based compensation is recovered by the Company. In November 2023, the Clawback Policy was updated and is now known as the Amended and Restated
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Clawback Policy (“Clawback Policy”). Updates to this policy were made pursuant to applicable rules, including the rules of the NYSE set forth in the NYSE Listed Company Manual Section 303A.14 - Erroneously Awarded Compensation and is also designed to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the United States Securities Exchange Act of 1934, as amended. The Clawback Policy applies in the event of an accounting restatement (“Restatement”) of the Company’s financial results as a result of material non-compliance with financial reporting requirements. The recoverable amount under the Clawback Policy is “the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid”. The Clawback Policy applies to any Incentive-Based Compensation (as defined in the Clawback Policy), including cash and equity such as Stock Options and Restricted Share Rights, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (as defined in the Clawback Policy). paid to an “Executive Officer” during any of the three fiscal completed years immediately preceding the date the Company is required to restate its financial results. Kindly refer to the full text of the Clawback Policy for complete details, which may be accessed on the Company’s website at www.sandstormgold.com.
Anti-Hedging Policy
The Company has adopted a formal Anti-Hedging Policy (“Anti-Hedging Policy”), the objective of which is to prohibit those subject to it from directly or indirectly engaging in hedging against future declines in the market value of any securities of the Company through the purchase of financial instruments designed to offset such risk. No Director, officer or employee of the Company or its subsidiaries, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Company’s debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company. Any violation of the Anti-Hedging Policy will be regarded as a serious offence. The Anti-Hedging Policy is available on the Company’s website at www.sandstormgold.com.
Communications and Corporate Disclosure Policy
The Company has adopted a Communications and Corporate Disclosure Policy (“C&CD Policy”) which is intended to assist the Company in fulfilling its obligations to ensure that all information relevant and material to the Shareholders and the market is disclosed in a timely manner. The C&CD Policy is available on the Company’s website at www.sandstormgold.com.
Policy on Stock Trading and Use of Material Information
The Company has adopted a Policy on Stock Trading and Use of Material Information (“Insider Trading Policy”). Canadian and United States securities laws prohibit “insider trading” and impose
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restrictions on trading securities while in possession of material undisclosed information. The rules and procedures implemented in the Company’s Insider Trading Policy have been implemented in order to prevent improper trading of the Company’s securities or of companies with which the Company has a significant business relationship or with which the Company is proposing to enter into a business transaction. The Insider Trading Policy is available on the Company’s website at www.sandstormgold.com.
Bribery and Fraud Prevention Program
The Company expects its employees, officers, Directors and contractors to promote honest and ethical behavior, to avoid conflicts of interest, to comply with governmental laws and applicable rules and regulations, and to help foster the Company’s culture of honesty and accountability. To this end, the Company has outlined a comprehensive Bribery and Fraud Prevention Program which covers topic areas such as bribery, fraud, conflict of interest, administrative corruption, facilitation payments, breach of duty, misuse of authority and criminal activity. The Bribery and Fraud Prevention Program policy is available on the Company’s website at www.sandstormgold.com.
Health and Safety Policy
The Company has implemented a Health and Safety Policy (“Health and Safety Policy”) which provides a guiding framework for ensuring a safe workplace for its employees. The aim of this policy is to ensure compliance with legal and regulatory requirements and to minimize exposure to health and safety risks. As the Company’s principal activity is providing financing to other businesses in the mining industry, the Company’s exposure to health and safety risks is limited. Notwithstanding, the Company’s team travels extensively to visit mining operations to conduct due diligence and scheduled audits. The Company’s Health & Safety Policy necessitates compliance with applicable legal and regulatory health and safety requirements of the jurisdictions in which the Company operates and sets out standards for a safe work environment, including a workplace free from injuries and from violence and harassment. The Company’s health and safety performance is reviewed annually by the CEO. The Company has had no workplace injuries, near-miss injuries, occupational diseases or work-related fatalities since it began operations. The Health and Safety Policy is available on the Company’s website at www.sandstormgold.com.
Environmental and Sustainability Policy
The Company is committed to the protection of life, health and the environment for present and future generations and is an entity with a very small workforce operating solely within an office environment. The Company has adopted an Environmental and Sustainability Policy which provides the framework for the Company’s offices located in Vancouver and Toronto.
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Workplace Bullying and Harassment Policy Statement
The Company is committed to creating and maintaining a workplace environment which fosters mutual respect, integrity and professional conduct. In keeping with this commitment, the Company has adopted a Workplace Bullying and Harassment Policy Statement and a set of reporting/investigation procedures for all employees relating to this issue. This policy articulates the Company’s position of non-tolerance with respect to bullying or harassment in the workplace. The Workplace Bullying and Harassment Policy Statement is available on the Company’s website at www.sandstormgold.com.
Diversity Policy and Representation of Women on the Board
The Company is committed to creating and maintaining a culture of workplace diversity. In keeping with this commitment, the Company has established a Diversity Policy (“Diversity Policy”). The Diversity Policy applies to executive and non-executive Directors, full-time, part-time and casual employees, contractors, consultants and advisors of the Company.
“Diversity” is any dimension which can be used to differentiate groups and people from one another, and it means the respect for and appreciation of the differences. Diversity includes, for example, diversity of gender, gender identity, age, race, ethnicity, religion, education, sexual orientation, cultural background, political belief or disability. The Company recognizes the benefits arising from employee and Board diversity, including providing a wide array of perspectives and experiences, enhancing creativity, productivity, and overall organizational strength. Awareness and encouragement of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. In addition to the other commitments as laid out in the Diversity Policy, the Company is committed to striving for diversity at all levels of the Company, with emphasis at the senior management level (Vice Presidents and above) and ensuring that women, Black, Indigenous and other people of colour, individuals who identify as LGBTQ2+, and people with disabilities (“Diverse Persons”) are provided with employment and career progression opportunities. The Company set the aspirational target of having 50% of senior management and above, including the Board, be Diverse Persons by 2024. This target was met in 2023 and continues to be met in 2024.
The Board will proactively monitor the Company’s performance in meeting the standards outlined in the Diversity Policy, which will include an annual review of any diversity initiatives established by management and the Board and the progress in achieving them.

In 2023, the Company’s Shareholders elected a Third Woman to the Board of Directors. Women currently represent 37.5% of the Company’s Directors.

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Two of the Company’s Directors identify as “ethnically diverse”.

In 2014, the Board identified the need for increased gender diversity on the Board and, as a direct result thereof, limited their search for an additional Board member to women candidates who had certain strengths, skills and experience which the Board believed would enrich the Board. In June 2014, this resulted in the appointment of the Company’s first woman Director, Mary L. Little. Following Ms. Little’s appointment, women represented approximately 16.7% of the Company’s Directors. In early 2018, the Board identified a second woman candidate who had certain strengths, skills and experience which the Board believed would enrich the Board. Vera Kobalia was presented to the Shareholders for election to the Board at the 2018 Shareholder Meeting and was successfully elected. Following Ms. Kobalia’s appointment, women represented approximately 28.6% of the Company’s Directors.
In April 2022, the Board supported management’s commitment to identify a third woman candidate for appointment to the Board, with the intention to add such woman candidate to the Board at or prior to the 2023 Shareholder meeting. In April 2023, the Board identified a third woman candidate who had strengths, skills and experience which the Board believed would enrich the Board. Elif Lévesque was presented to the Shareholders for election to the Board at the 2023 Shareholder Meeting and was successfully elected. Women currently represent 37.5% of the Company’s Directors.
As stated above, the Company has set the aspirational target of having 50% of senior management (i.e. Vice Presidents and above), including the Board, be Diverse Persons by 2024 (which target was met in 2023 and continues to be met in 2024). The Company seeks to recruit Board candidates which represent both diversity and global business understanding and experience. The Company does not, however, support fixed percentages or quotas for any selection criteria, as the overall composition of the Board is based on numerous factors and it is ultimately the skills, experience, character and behavioral qualities that are the most important in determining the value which an individual could bring to the Board. In addition, the Board is responsible for the approval of all executive officer appointments and works closely with management to identify the most qualified candidates.
Although the Company does not currently have any women in senior executive officer positions (representing zero percent), the Company does have four internal (i.e. non-Board appointed) female Vice Presidents and, as stated above, the Company believes in the value of gender diversification on both the Board and in senior management and will continue to review potential nominees for election as Directors and candidates for senior management positions to ensure that women candidates are being fairly considered against other candidates.
Over the past five years, the Company has focused on hiring women with significant potential, with the result that the proportion of women in the Company’s workforce has been growing and is now comprised of approximately 48%. With the continued support of the Board and management, the Company expects this trend to continue in the years ahead, which will result in senior executive positions in the Company
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being filled by women in the future. As stated above, the Company remains actively committed to pursuing and developing ongoing diversity initiatives at the Company.
The Diversity Policy is available is available on the Company’s website at www.sandstormgold.com.
Retirement and Tenure Policies
The Company does not have a specific retirement age requirement for its Directors. Management reviews and monitors the appropriateness of each Board member’s continued service. The average age of the Company’s Directors is 58 years and is broken down as follows:
Director Age Range
* Currently there are no Directors in the 30–39 years age bracket.

37.5% 25.0% 12.5% 25.0% 40-49 years 50-59 years 60-69 years 70+ years
In addition, the Board has determined, being a seventeen-year-old company, not to establish strict term limits for Directors at this time due to the potential loss of contributions from Directors who have significant insight into the Company and its operations. The Company believes that it is important to have a balance between Directors who have a long history and organizational understanding of the Company with Directors who bring new perspectives and ideas to the Board. The Company values the experience and continuity provided by its longer-term Directors and believes its current assessment process is
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adequate to address Board needs. The Board will continue to evaluate on an ongoing basis whether strict term limits would be advisable.
Of the Company’s eight current Directors, one was appointed in 2007, two were appointed in each of 2008 and 2009, one was appointed in 2014, one was appointed in 2018 and one was appointed in 2023.
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Committee Information
The Company has four formal committees at present, being the Audit Committee, the Corporate Governance & Nominating Committee, the Compensation Committee and the Sustainability Committee. As the Directors are actively involved in the operations of the Company and the size of the Company’s operations does not warrant a larger board of Directors, the Board has determined that additional standing committees are not necessary at this stage of the Company’s development.
Audit Committee
The Audit Committee's Role and Charter
The primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee will encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:
1)Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
2)Oversee the audit of the Company's financial statements.
3)Review and appraise the performance of the Company's external auditors.
4)Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.
The complete text of the Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s AIF for the year ended December 31, 2023, which is available on the Company’s profile on SEDAR+ at www.sedarplus.ca, on the SEC website at www.sec.gov and it may also be accessed on the Company’s website at www.sandstormgold.com. The AIF does not form part of, nor is it incorporated by reference into this Circular.
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Composition of the Audit Committee
The following are the current members of the Audit Committee:

John P.A. Budreski	Independent[1]	Financially literate[1]
David E. De Witt	Independent[1]	Financially literate[1]
Andrew T. Swarthout	Independent[1]	Financially literate[1]
1.As defined by National Instrument 52-110 — Audit Committees ("NI 52-110") and within the meaning of the NYSE listing standards.
RELEVANT EDUCATION AND EXPERIENCE
As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter.
Set out below is a general description of the education and experience of each Audit Committee member which is relevant to the performance of his responsibilities as an Audit Committee member:
John P.A. Budreski—Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor or consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree.
David E. De Witt—Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October of 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree.
Andrew T. Swarthout—In addition to being a Director of the Company, Mr. Swarthout has been a director of Bear Creek Mining Corporation since 2003. He has been a director of Pucara Gold Ltd. since June 2020. He was a director of Rio Cristal Resources Corporation from December 2006 to September 2013 and of Esperanza Resources Corp. from May 2012 until August 2013. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist.
See Election of Directors above for a further description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.
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Audit Committee Oversight
At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.
Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on any exemption from NI 52-110.
Pre-Approval Policies and Procedures
The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. The Audit Committee’s Charter encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.
EXTERNAL AUDITORS SERVICE FEES (By Category)
The aggregate fees billed by the Company's external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees[1]	Audit-Related Fees	Tax Fees[3]	All Other Fees[4]

December 31, 2023	C$637,439	NIL	C$121,452	C$3,310
December 31, 2022	C$847,533	C$127,658[2]	C$385,667	C$3,150
1.Includes C$61,557 for 2023 and C$115,560 for 2022, for matters in connection with the Company’s ATM Program and renewal of the Company’s Base Shelf Prospectus
2.Fees relating to the carve-out audit performed with respect to the re-organization of certain of the Company’s subsidiary companies in preparation for a spin-out transaction to Horizon, as well as fees incurred relating to the transaction work involved in the Company’s Nomad Acquisition and the BaseCore Transaction
3.Tax advisory fees relating to due diligence as to tax components of contemplated streams and royalties and other; and
4.Fee for online IFRS accounting manual database.
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Corporate Governance & Nominating Committee
The Corporate Governance & Nominating Committee was formed in May 2015 and is comprised of four of the Company’s Directors: Mary L. Little (Chair), David E. De Witt, Andrew T. Swarthout and John P.A. Budreski, who are all independent as required under TSX/NYSE rules. The role of the Corporate Governance & Nominating Committee is to provide a focus on governance that will enhance the Company’s performance, to assess and make recommendations regarding Board effectiveness and to establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for Directors. You can access the full text of the Corporate Governance & Nominating Committee’s Terms of Reference on the Company’s website at www.sandstormgold.com.
During 2015 and early 2016, the Corporate Governance & Nominating Committee:
a)reviewed and considered the Institutional Shareholder Services Inc. (“ISS”) Governance QualityScore program, which now includes the Company, and reviewed the Company’s overall QualityScore decile ranking, as well as its ranking in each of the four governance pillars and considered management’s recommendations with respect to areas where the Company’s governance policies and procedures may be modified;
b)worked with management and the Company’s Corporate Secretary to develop the recommended new corporate governance policies/procedures (including the Clawback Policy, the Anti-Hedging Policy and the Stock Ownership Guidelines Policy);
c)recommended modifications to the Company’s existing Stock Option Plan and Restricted Share Plan for consideration and approval by the full Board;
d)reviewed Board composition and executive roles; and
e)reviewed and considered other governance related topics.
In early 2017, the Corporate Governance & Nominating Committee developed and implemented a Board Self-Assessment Questionnaire for 2017, which is discussed above in this Circular under the heading “CORPORATE GOVERNANCE, Board of Directors - Assessments”.
In late 2017, the Corporate Governance & Nominating Committee reviewed and considered upcoming 2018 governance trends and the Company’s practices in these areas and subsequently made certain recommendations to the Board for the 2018 proxy season. The Corporate Governance & Nominating Committee also reviewed the Company’s overall ISS QualityScore decile ranking at that time and discussed areas where the Company’s governance policies and procedures might be modified. In early 2018, the Corporate Governance & Nominating Committee worked with the Company’s Corporate Secretary to develop the Advance Notice Policy for recommendation to the Board. The Advance Notice Policy was approved by the Board and was subsequently ratified and approved by the Shareholders at the 2018 Shareholder Meeting. In early 2018, the Corporate Governance & Nominating Committee also recommended a second woman candidate for election to the Board (Vera Kobalia) and Ms. Kobalia was presented to the Shareholders and elected to the Board at the 2018 Shareholder Meeting. In April 2019, management (in conjunction with the members of the Compensation Committee) made certain recommendations and worked with the Company’s Corporate Secretary to develop modifications to the
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Company’s existing Restricted Share Plan for recommendation to and approval by the Corporate Governance & Nominating Committee and the full Board. The Corporate Governance & Nominating Committee and the Board reviewed, considered and approved these recommended modifications, which were subsequently ratified at the Shareholder Meeting held in 2019 and received final TSX acceptance. In early February 2020, the Board Self-Assessment Questionnaire was updated to include a committee functioning questionnaire for completion by the members of each of the Company’s then three committees and this renewed Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members in February 2020, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at a meeting held in February 2020. At that time, the Corporate Governance & Nominating Committee also considered the Company’s ISS QualityScore decile rankings (in the areas of governance, environment and social) and discussed related matters.
In each of January 2021 through 2024, this process was repeated, and the Board & Committee Self-Assessment Questionnaire was sent to the Board/committee members for completion, following which the Chairperson of the Corporate Governance & Nominating Committee reported the results to the full Board at meetings held in each of February 2021 through 2024.
In January 2023, the Corporate Governance & Nominating Committee reviewed and considered a package comprised of all recent update documents published by ISS and Glass Lewis for the 2023 proxy season, as well as upcoming 2024 governance trends, and the committee members discussed the Company’s practices in each of these areas. The Corporate Governance & Nominating Committee reported their findings and made certain recommendations to the full Board at a meeting held in February 2023, which recommendations included the adding of a third woman candidate for election to the Board at the 2023 annual Shareholder meeting. Subsequently, in April 2023, management and the Corporate Governance & Nominating Committee selected Elif Lévesque as the female candidate who had the requisite strengths, skills and experience to enrich the Board. The Corporate Governance & Nominating Committee then recommended, and the Board approved, Ms. Lévesque as a new Nominee for election to the Board at the 2023 Shareholder Meeting. Ms. Lévesque was successfully elected, the Board increased from seven to eight Directors and women now represent 37.5% of the Company’s Directors.
In November 2023, the Corporate Governance & Nominating Committee reviewed and considered proposed amendments to the Company’s form of Clawback Policy in order to comply with the new rules of the NYSE. Because of the number of edits to the Clawback Policy, the revised Clawback Policy was approved by the Corporate Governance & Nominating Committee as an Amended and Restated Clawback Policy, following which it was approved by the full Board and filed by the Company with NYSE.
As discussed below, in March 2024, acting on the recommendation of the Corporate Governance & Nominating Committee, the Board established a formal Sustainability Committee comprised of three of the Company’s Directors.
See Election of Directors above for a description of the education and experience of each Corporate Governance & Nominating Committee member that is relevant to the performance of his/her responsibilities as a Corporate Governance & Nominating Committee member.
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Compensation Committee
The Compensation Committee was formed in May 2015 and is comprised of three of the Company’s Directors: John P.A. Budreski (Chair), David E. De Witt and Mary L. Little, who are all independent as required under TSX/NYSE rules.
The role of the Compensation Committee is to review, and recommend to the Board, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans. The Compensation Committee also considers the implications of any potential risks associated with the Company’s compensation policies and programs. You can access the full text of the Terms of Reference for the Compensation Committee on the Company’s website at www.sandstormgold.com.
During 2023, the Compensation Committee ensured that the Company’s executive compensation plan was both motivational and competitive, while meeting the objectives of the Company’s overall compensation programs. They:
a)reviewed the Company’s compensation practices;
b)reviewed the compensation practices of a comparator group of companies;
c)reviewed the contributions made by the executive officers and management;
d)determined the target competitive positioning for the Company’s executive compensation program relative to a comparator group of companies;
e)reviewed and considered the link between pay and performance;
f)led the annual review and evaluation of the CEO’s performance and recommended the CEO’s compensation to the full Board for approval; and
g)made recommendations to the Board on incentive awards, remuneration, equity-based compensation plans and any other agreements with executives.
See Election of Directors above for a description of the education and experience of each Compensation Committee member that is relevant to the performance of his/her responsibilities as a Compensation Committee member.
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Management Information Circular
Sustainability Committee
In 2023, the Company committed to the creation of an ESG sub-committee, whose mandates were to be focused on climate and ESG risks and opportunities, the Company’s practices and policies and any disclosures or initiatives required. In March 2024, the Board, acting on the recommendation of the Company’s Corporate Governance & Nominating Committee, established a formal Sustainability Committee comprised of three of the Company’s Directors: Vera Kobalia (Chair), Mary L. Little and Elif Lévesque. Vera Kobalia and Mary L. Little are independent. As previously mentioned in this Circular, Elif Lévesque, pursuant to the Governance Guidelines and the NYSE rules, will not be considered independent until April 15, 2026, by virtue of the terms of her former consulting relationship with Nomad which was entered into upon the closing of the Nomad Acquisition by the Company in August of 2022.
The purpose of the Sustainability Committee is to assist the Company in fulfilling its responsibilities in respect of ESG matters. You can access the full text of the Terms of Reference for the Sustainability Committee on the Company’s website at www.sandstormgold.com.
See Election of Directors above for a description of the education and experience of each Sustainability Committee member that is relevant to the performance of her responsibilities as a Sustainability Committee member.
Sandstorm Gold Ltd.    107    2024

Management Information Circular
Shareholder Engagement
Contact Information
The Company values Shareholder, employee and other interested party opinions, concerns and feedback. The Company invites you to communicate directly with the Board through the Chairman of the Board by phoning 604-689-0234 or toll free in North America at 1-866-584-0234, e-mailing the Board at info@sandstormgold.com or by writing to:

Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6

Attention: Chairman of the Board

Contacting the Compensation Committee	Contacting the Corporate Governance & Nominating Committee	Contacting the Sustainability Committee

Feedback regarding the executive compensation program of the Company may be directed to the Chair of the Compensation Committee by e-mail or mail:	Feedback regarding the governance practices of the Company may be directed to the Chair of the Corporate Governance & Nominating Committee by e-mail or mail:	Feedback regarding the Company’s ESG matters may be directed to the Chair of the Sustainability Committee by e-mail or mail:

info@sandstormgold.com	info@sandstormgold.com	info@sandstormgold.com

Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6	Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6	Sandstorm Gold Ltd. Suite 3200, 733 Seymour Street Vancouver, BC V6B 0S6

Attention: Chair of the Compensation Committee	Attention: Chair of the Corporate Governance & Nominating Committee	Attention: Chair of the Sustainability Committee

Live Broadcasts
Our quarterly financial and operating results conference calls with the investment community are broadcast live and are archived on our website at www.sandstormgold.com.
Events
Our CEO and members of our executive team regularly attend and speak at industry events. A list of upcoming and past events can be found on our website at www.sandstormgold.com.
Sandstorm Gold Ltd.    108    2024

Management Information Circular
Additional Information
Additional information relating to the Company can be found at the Company’s website at www.sandstormgold.com and on SEDAR+ at www.sedarplus.ca and the SEC website at www.sec.gov. Financial information is provided in the Company’s audited consolidated financial statements and related MD&A for its most recently completed financial year ended December 31, 2023, which are filed on SEDAR+ and the SEC website. Shareholders may contact the Company by phone at 604-628-1164 or toll free in North America at 1-866-584-0234, Extension #258 or by e-mail at info@sandstormgold.com to request copies of these documents.
Sandstorm Gold Ltd.    109    2024

Directors’ Approval
The contents of this Circular and the sending thereof to Shareholders have been approved by the Board.
BY ORDER OF THE BOARD OF DIRECTORS

Date: May 2, 2024	/s/ Nolan Watson
Vancouver, British Columbia	Nolan Watson
Chief Executive Officer